FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3/22/2013

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                            Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium's 2012 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raúl Darderes

Name: Raúl Darderes

Title: Secretary to the Board of Directors

Dated: March 22, 2013

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax www.ternium.com RCS Luxembourg B 98 668

March 22, 2013

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”), to be held on Thursday, May 2, 2013, at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”).

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The Notice and Agenda for the Meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2012 annual report (which includes the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2012, together with the independent auditor’s report thereon), will be available on our website at http://www.ternium.com/en/investor/  beginning on March 22, 2013.  Copies of such documents will also be available to ADR holders and shareholders registered in the Company’s share register free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 22, 2013. In addition, beginning on March 22, 2013, shareholders registered in the Company’s share register may obtain electronic copies of such documents free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the Meeting.  You can vote your shares personally or by proxy. If you are a shareholder and choose to vote by proxy, you may obtain a proxy form free of charge at the Company’s registered office in Luxembourg or, if you are a shareholder registered in the Company’s share register, obtain an electronic copy of such proxy form by sending an e-mail request to the following electronic address: ir@ternium.com, in each case, beginning on March 22, 2013. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Yours sincerely,

Paolo Rocca

Chairman

                                   THE BANK OF NEW YORK MELLON

                                                                               101 Barclay Street

                                                                             New York, NY 10286

               Re: TERNIUM S.A.

To:         Registered Holders of American Depositary Receipts (“ADRs”)

               for ordinary shares, USD 1.00 par value each (the “Shares”), of

               Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on May 2, 2013 at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time).  A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for such meeting, is available on the Company’s website at http://www.ternium.com/en/investor/.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2012 annual report (which includes the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, together with the board of directors’ and the independent auditors’ reports thereon; and the Company’s annual accounts as at December 31, 2012, together with the independent auditors’ report thereon), are available on the Company’s website at http://www.ternium.com/en/investor/. ADR holders may also obtain copies of such materials upon request at +1-800-555-2470 (toll free if you call from the United States). Copies of the Notice of the Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2012 annual report are also available to ADR holders free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

Each holder of ADRs as of April 1, 2013 is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 12:00 p.m., New York City time, on April 26, 2013. If the Depositary receives properly completed instructions by 12:00 p.m., New York City time, on April 26, 2013, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York City time, on April 26, 2013, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York City time, on April 26, 2013. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 1, 2013, until April 26, 2013. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING
INSTRUCTIONS PRIOR TO 12:00 P.M. (NEW YORK CITY TIME) ON April 26, 2013.

THE BANK OF NEW YORK MELLON

Depositary

March 22, 2013

New York, New York

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax www.ternium.com RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders to be held in Luxembourg on May 2, 2013 at 2:30 p.m. (Luxembourg time).

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on May 2, 2013, at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”). At the Meeting, shareholders will vote on the items listed below.

Agenda

1.                   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

2.                   Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2012.

3.                   Allocation of results and approval of dividend payment.

4.                   Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2012.

5.                   Election of the members of the Board of Directors.

6.                   Compensation of the members of the Board of Directors.

7.                   Appointment of the independent auditors for the fiscal year ending December 31, 2013 and approval of their fees.

8.                   Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9.                   Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Pursuant to the Company’s Articles of Association, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented.

Procedures for attending the Meeting

Any shareholder registered in the Company’s share register on April 26, 2013 (the “Record Date”), shall be admitted to the Meeting. Such shareholders may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy may obtain a proxy form free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 22, 2013. In addition, beginning on March 22, 2013, shareholders can obtain an electronic copy of such proxy form free of charge by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg by not later than 5:00 p.m. (Luxembourg time) on the Record Date.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at, the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and proxy holders attending the meeting in person will be required to identify themselves at the meeting with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Record Date and the date of the Meeting must not attend or be represented at any of the Meetings. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 1, 2013, are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 12:00 p.m., New York City time, on April 26, 2013. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2012 annual report (which includes the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2012, together with the independent auditor’s report thereon), will be available on our website at http://www.ternium.com/en/investor/   beginning on March 22, 2013.  Copies of such documents  will also be available free of charge to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 22, 2013. In addition, beginning on March 22, 2013, shareholders registered in the Company’s share register may obtain electronic copies of such documents free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Raúl H. Darderes

Secretary to the Board of Directors

March 22, 2013

Luxembourg

Shareholder Meeting Brochure

and Proxy Statement

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg RCS Luxembourg B 98 668

Shareholder meeting brochure and proxy statement

Annual General Meeting of Shareholders to be held in Luxembourg on May 2, 2013 at 2:30 p.m. (Luxembourg time)

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A.(the “Company”) in connection with the Annual General Meeting of Shareholders of the Company to be held on May 2, 2013, at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”), for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”).

As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). A subsidiary of the Company currently holds 41,666,666 Shares.

Each Share entitles the holder thereof to one vote at General Meeting of Shareholders of the Company. However, voting rights on the 41,666,666 Shares held by the Company’s subsidiary shall be suspended for so long as such Shares are so held.

Any shareholder registered in the Company’s share register on April 26, 2013 (the “Record Date”), shall be admitted to the Meeting. Such shareholders may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy may obtain a proxy form free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 22, 2013. In addition, beginning on March 22, 2013, shareholders can obtain an electronic copy of such proxy form free of charge by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg by not later than 5:00 p.m. (Luxembourg time) on the Record Date.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and their proxies attending the meeting in person will be required to identify themselves at the meeting with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Record Date and the date of the Meeting must not attend or be represented at any of the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Each holder of ADRs as of April 1, 2013, is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 12:00 p.m., New York City time, on April 26, 2013. If the Depositary receives properly completed instructions by 12:00 p.m., New York City time, on April 26, 2013, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York City time, on April 26, 2013, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York City time, on April 26, 2013. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 1, 2013 until April 26, 2013. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.

The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the Meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association and Luxembourg law, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the following agenda:

1.  Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

The Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 (comprising the consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements) and the reports from each of the Board and the independent auditor on such consolidated financial statements are included in the Company’s 2012 annual report, a copy of which will be available on Company’s website at http://www.ternium.com/en/investor/  beginning on March 22, 2013. Copies of the Company’s 2012 annual report are also available to ADR holders and shareholders registered in the Company’s share register free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 22, 2013. In addition, beginning on March 22, 2013, shareholders registered in the Company’s share register may obtain an electronic copy of the Company’s 2012 annual report free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “to approve the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.”

2.  Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2012

The Company’s annual accounts as at December 31, 2012 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) and the  report from the independent auditor on such annual accounts are included in the Company’s 2012 annual report, a copy of which will be available on our website at http://www.ternium.com/en/investor/  beginning on March 22, 2013. Copies of the Company’s 2012 annual report are also available to ADR holders and shareholders registered in the Company’s share register free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 22, 2013. In addition, beginning on March 22, 2013, shareholders registered in the Company’s share register may obtain an electronic copy of the Company’s 2012 annual report free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “to approve the Company’s annual accounts as at December 31, 2012.”

3.  Allocation of results and approval of dividend payment

The Board proposes that a dividend payable in U.S. dollars on May 10, 2013, in the amount of USD 0.065 per share issued and outstanding, be approved. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on May 10, 2013, in the amount of USD 0.065 per share issued and outstanding, or USD 0.65 per ADR issued and outstanding.

The Company’s annual accounts as at December 31, 2012 show a loss for the year 2012 of USD7,328,634. The Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 show a net income for the year 2012 of USD 187,154,000. Considering the Company’s retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend

The aggregate amount of USD 130,308,323.70 to be distributed as dividend on May 10, 2013, is to be paid from the Company’s retained earnings reserve. The loss of the year ended December 31, 2012, would be absorbed by the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

Draft resolution proposed to be adopted: “(i) to approve a dividend, payable in U.S. dollars, on May 10, 2013, in the amount of USD 0.065 per share issued and outstanding, (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions (including payment date) of such dividend payment, (iii) that the aggregate amount of USD 130,308,323.70 to be distributed as dividend on May 10, 2013, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2012, be absorbed by the Company’s retained earnings account.”

4.  Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2012

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2012, all who were members of the Board during the year 2012, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “to discharge all those who were members of the Board of Directors during the year ended December 31, 2012, from any liability in connection with the management of the Company’s affairs during such year.”

5.  Election of the members of the Board of Directors

The Company’s Articles of Association provide for the annual election by the shareholders of a board of directors of not less than five and not more than fifteen members. Members of the Board have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, the Company is required to have an Audit Committee comprised solely of directors who are independent.

The current Board consists of nine Directors. Three members of the Board (Messrs. Ubaldo Aguirre, Adrian Lajous and Pedro Pablo Kuczynski) qualify as independent members under the Company’s Articles of Association and applicable law and are members of the Audit Committee.

It is proposed that (i) the number of members of the Board be maintained at nine, and (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board.

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of AGM/R S.A. and Aguirre y Gonzalez S.A., both Argentine financial services firms, and also serves as a member of the board of directors and member of the audit committee of Holcim Argentina S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A.  Since 2000, he is as member of the board of directors of URS Argentina S.A., the Argentine subsidiary of the U.S. corporation. He is a member of the Administrative Board of Universidad Catolica Argentina. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. (“Siderar”). Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 64, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris S.A. (“Tenaris”). Mr. Bonatti, aged 63, is an Italian citizen.

3) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris.  He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”), and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 62, is an Argentine citizen.

4) Mr. Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001.  He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets.  He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980.  He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was a member of the Board of Directors of Siderar from 1992 to 2001. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton.  Mr. Kuczynski, aged 74, is an U.S. and Peruvian national.

5) Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous, aged 69, is a Mexican citizen.

6) Mr. Bruno Marchettini. Mr. Marchettini has served on the Board since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin. Mr. Marchettini, aged 71, is an Italian citizen.

7) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group, honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, Brembo and Buzzi Unicem. He is chairman of the Board of the Italian Institute of Technology. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 65, is an Italian citizen.

8) Mr. Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris and chairman of the board of directors of Tamsa. In addition, he is a member of the board of directors and vice president of San Faustín and a director of Techint Financial Corporation N.V.  Mr. Rocca is member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca, aged 60, is an Italian citizen.

9) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. He has more than 35 years of experience in the steelmaking industry. Mr. Novegil is managing director of Siderar since 1993 and a member of Usiminas’ Board of Directors since 2012. He is also member of the Board of Directors of the World Steel Association and former President of the Latin American Steel Association. He obtained a M.S. in Management from Stanford University in 1984 and, since 1999, he is a member of the Advisory Board of the Sloan Master’s Program of the Stanford Graduate School of Business. Mr. Novegil, aged 60, is an Argentine citizen.

Each elected director will hold office until the next Annual General Meeting of Shareholders, to be held on May 7, 2014.

The Board met six times during 2012. On January 12, 2006, the Board created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “to maintain the number of members of the Board of Directors at nine and to re-appoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2013 accounts.”

6.  Compensation of the members of the Board of Directors

It is proposed that each member of the Board receive an amount of USD 80,000.00 as compensation for his services during the fiscal year 2013, and that the Chairman of the Board receive, further, an additional fee of USD 280,000.00. It is further proposed that each of the members of the Board who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00.  In all cases, the proposed compensation would be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “that each of the members of the Board of Directors receive an amount of USD 80,000.00 as compensation for his services during the fiscal year 2013, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 280,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

7.  Appointment of the independent auditors for the fiscal year ending December 31, 2013 and approval of their fees

The Audit Committee has recommended the appointment of PricewaterhouseCoopers, Société coopérative, Réviseur d'entreprises agréé (PricewaterhouseCoopers’ Luxembourg member firm) as the Company’s independent auditors for the fiscal year ending December 31, 2013, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2013 accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2013, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 9,527,623.00; BRL 20,400.00; COP 190,827,000.00; EUR 577,901.00; MXN 14,115,542.00; CHF 27,500.00; UYU 1,722,355.00 and USD 100,000.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. It is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “to (i) appoint PricewaterhouseCoopers, Société coopérative, Réviseur d'entreprises agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2013, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the 2013 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2013, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 9,527,623.00; BRL 20,400.00; COP 190,827,000.00; EUR 577,901.00; MXN 14,115,542.00; CHF 27,500.00; UYU 1,722,355.00 and USD 100,000.00, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

8.  Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It is proposed that the Board be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

Draft resolution proposed to be adopted: “to authorize the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as Chief Executive Officer (Administrateur Délégué) of the Company.”

9.  Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.

Draft resolution proposed to be adopted: “to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles.”

___________________________________

The Company anticipates that the next Annual General Meeting of Shareholders will be held on May 7, 2014. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (Luxembourg time) on February 3, 2014, in order for such proposal to be considered for inclusion on the agenda for the 2014 Annual General Meeting of Shareholders. PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Annual General Meeting of Shareholders.

Raúl H. Darderes

Secretary to the Board of Directors

March 22, 2013

Luxembourg

Ternium

2012 Annual Report

Ternium 2012 Annual Report Contents

Company Profile and Strategy

Operating and Financial Highlights

Chairman’s Letter

Management Report

Business Review

Corporate Governance

Board of Directors and Senior Management

Investor Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Statements

Company Profile and Strategy

Ternium is a leading steel producer in Latin America.  We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers.

Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries.  We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium has a deeply ingrained industrial culture.  With an annual production capacity of approximately 10.8 million tons of finished steel products and 4.4 million tons of iron ore, and 16,600 employees, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets.  In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market.

Our proximity to local steel consuming markets and our commercial agreements with Usiminas enable us to differentiate from our competitors by offering valuable services to our customer base across Latin America.  Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistics costs, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Note:   Ternium S.A. (the “Company”) is a Luxembourg company and its American Depositary Securities, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

 Operating and Financial Highlights

The financial and operational information contained in this annual report is based on the operational data and consolidated financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as issued by the International Accounting Standards Board, or IASB and adopted by the European Union (EU), or IFRS, and presented in U.S. dollars (USD) and metric tons.

	2012 (1)	2011 (2)	2010 (2)	2009 (2)	2008 (2)
STEEL SALES VOLUME (thousand tons)

Mexico	4,952.4	4,683.2	4,466.9	3,707.0	4,195.1
Southern Region	2,444.5	2,635.3	2,396.4	1,606.9	2,407.0
Other Markets	1,371.2	1,505.0	1,191.3	1,046.9	940.6
Total	8,768.2	8,823.6	8,054.6	6,360.8	7,542.7

FINANCIAL INDICATORS (USD million)

Net sales	8,608.1	9,122.8	7,339.9	4,923.0	8,422.8
Operating income	915.9	1,251.8	1,043.6	288.6	1,668.9
EBITDA (3)	1,286.8	1,647.8	1,417.8	663.5	2,073.7
Income before income tax expense	451.7	961.6	1,185.7	428.5	878.2
Discontinued operations (4)	-	-	-	428.0	157.1
Profit for the year attributable to:
Equity holders of the Company	139.2	513.5	622.1	717.4	715.4
Non-controlling interest	47.9	136.4	157.4	49.7	159.7
Profit for the year	187.2	649.9	779.5	767.1	875.2

Capital expenditures	1,022.6	577.0	339.4	204.3	582.3
Free cash flow (5)	32.5	45.4	457.9	950.7	(70.4)

BALANCE SHEET (USD million)

Total assets	10,867.0	10,743.1	11,099.9	10,301.9	10,662.6
Total financial debt	2,424.4	1,996.1	1,939.7	2,326.0	3,265.9
Net (cash) debt financial position	1,703.3	(443.6)	(688.0)	185.4	2,110.6
Total liabilities	4,371.4	3,901.9	4,083.8	4,040.6	5,101.1
Capital and reserves attributable to the Company's equity holders	5,420.9	5,756.4	5,880.7	5,296.3	4,597.4
Non-controlling interest	1,074.8	1,084.8	1,135.4	964.9	964.1

STOCK DATA (USD per share / ADS (6))

Basic earnings per share	0.07	0.26	0.31	0.36	0.36
Basic earnings per ADS	0.71	2.61	3.10	3.58	3.57
Proposed dividend per ADS	0.65	0.75	0.75	0.50	-

Weighted average number of shares outstanding (7)	1,963,076.8	1,968,327.9	2,004,743.4	2,004,743.4	2,004,743.4
(thousand shares)

(1)      Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For all periods prior to December 31, 2011, the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

(2)      Certain comparative amounts for the years 2011, 2010, 2009 and 2008 have been reclassified to conform to the retrospective deconsolidation of Peña Colorada, effective as from January 1, 2012.  Peña Colorada was previously proportionally consolidated until December 31, 2011.

(3)      EBITDA equals operating income adjusted to exclude depreciation and amortization, and impairment charges.

(4)      Discontinued Operations include the results of Sidor (a Venezuelan subsidiary nationalized in April 2009) through the second quarter of 2009 and of non-core U.S. assets in the first quarter of 2008.

(5)      Free cash flow equals net cash provided by operating activities less capital expenditure.

(6)      Each ADS represents 10 shares.

(7)      Shares outstanding were 1,963,076,776 as of December 31 of each of 2012 and 2011, and 2,004,743,442 as of December 31 of each of 2010, 2009 and 2008.

Chairman’s Letter

Ternium performed well in 2012, with stable shipments of 8.8 million tons, and EBITDA of USD1.3 billion on sales of USD8.6 billion. These results reflect the solid positioning we have established in our Latin American markets and maintain our industry-leading margins, in a year when global steel prices declined and economic growth slowed in some of our markets. Our operating results were also affected by an unplanned stoppage at a blast furnace in Argentina from October to February 2013.

The steel market in Mexico evolved favorably during 2012 with further demand growth from the automotive and construction sectors. With our Mexican facilities operating at a high rate of capacity utilization, we increased shipments of high value-added products and further strengthened our participation in the retail steel market. During the second half of 2013, we expect to bring into operation our new greenfield cold-rolling and hot-dip galvanizing facilities in Pesquería, Nuevo León. These facilities will produce high specification products which today are mostly imported into Mexico and will help us to increase our participation in the growing automotive sector.

In Argentina, we expanded a galvanizing line and are investing in a new continuous caster and vacuum degassing equipment, which are expected to come into operation at the beginning of 2014 and will expand our range of specialized products. In Colombia, we are modernizing our industrial facilities in Manizales, increasing production capacity and installing equipment to reduce dust and emissions.

In Brazil, Usiminas’s new management made steady progress in leading a thorough industrial reconfiguration aimed at transforming Usiminas’ productivity and competitiveness and modernizing its product range. This process will be gradual and is aimed at realizing the full potential of Usiminas’ operations and leading market position in Brazil. However, following a deterioration in the outlook for industrial production and steel demand in Brazil and increased uncertainty about future iron ore prices, we recorded an impairment charge to our investment in Usiminas that affected our net income for 2012. Looking ahead, we are fully confident of the strategic relevance of Usiminas for the positioning of Ternium in Brazil and in the supply of materials for the industrial and automotive sector in Latin America.

Latin American countries are facing the challenge of promoting industrial development in an economic context that favors growth and investment in the primary sector, driven by demand for agricultural goods, energy and raw materials. The studies we have been conducting with Alacero, the Latin America steel producers association, show that the deficit in manufactured goods in Latin America continued to worsen in 2011, reaching USD125 billion, and that 3.6 million jobs have been lost as a result. The threat to our industry from growing imports of steel-intensive manufactured goods, particularly from China, is clear. We aim to play our part in reverting this tendency by investing in steel resources and technologies that can sustain the development of competitive downstream industries throughout the region. Our program of support for small- and medium-sized enterprises aimed at enhancing their competitiveness and stimulating their investment in the steel industry’s value chain is an important part of this endeavour. More than 800 companies participate in this program, that facilitates knowledge sharing, promotes industrial best practices and enhances competitiveness.

Throughout our operations, we continue to expand our range and production of high value-added products and develop distribution and customization services that position us closer to our customers, understanding their requirements and enabling us to provide them a highly competitive value proposition. To support this strategy of product and service differentiation, we are investing in IT systems which allow us to integrate our operations more closely with those of our customers and increase operational productivity. This year in Mexico we implemented successfully a platform that effectively integrates operational, transactional and business management systems enhancing operational efficiency and customer service.

Our safety performance indicators continue to improve and compare favorably with the average for the steel industry worldwide and in the Americas. We focus on safety in all our work processes and require the active participation and awareness of all employees as we work to minimize risk and the potential for accidents in the workplace. Our commitment to reducing our environment footprint is also driving an important part of our investment program in all our facilities. In Mexico, our mining activities attained a “clean industry certificate” to match that already awarded to our steelmaking operations and our new facilities in Monterrey are being designed to qualify for the LEED (Leadership in Energy and Environmental Design) certification from the US Green Building Council.

We continue to invest in our human resources and in the sustainable development of the communities where we operate, through training, financial support and contributions to several joint industry and university programs. In addition to our ongoing training courses focused on leadership, performance management and technical knowledge for management, staff and operational employees, in Argentina, a program was launched to strengthen an industrial culture of commitment and teamwork among our factory employees, while in Mexico, around 850 students, of which more than 100 ended up joining Ternium, completed a new module implemented with our sponsorship in technical schools in Nuevo León, Mexico, to help schools teach the skills required in the steel industry.

In 2012, our earnings per ADS amounted to USD0.71 after recording a USD1.21 impairment loss per ADS on our investment in Usiminas. Our cash flow from operations supported the increase in our capital investment program and our financial situation remains solid, with a net debt to EBITDA ratio of 1.3 times. We are proposing to pay a dividend of USD0.65 per ADS for the year, which, if approved by shareholders, will be distributed in May.

During 2012, Ternium strengthened its ties with Usiminas and made solid progress in its projects in Mexico and Argentina, setting the ground for a new chapter in its development. I would like to thank our employees for their performance during the year and the results achieved. I would also like to thank our customers, suppliers and shareholders for their continuous support and confidence in our company.

Paolo Rocca

Chairman

Business Review

In 2012, steel consumption in the Americas continued its overall expansion at good rates, despite the difficult context worldwide. Of note was the 9.7% expansion of Mexican steel consumption, a market that accounted for 56% of our total shipments in 2012. Latin American economies continued to grow during the year at solid but lower rates compared to 2011. Construction activity consolidated its expansion and sales of capital goods and consumer durables grew in Mexico but weakened in South America. The overall solid market conditions in 2012 allowed Ternium to keep shipments at near record levels.

Work for the construction of a new facility in the proximity of Monterrey City, Mexico, evolved as planned during 2012. The new facility, which is expected to start production this year, includes a cold-rolling mill with an annual processing capacity of 1.5 million tons and a hot-dip galvanizing plant with an annual processing capacity of 400,000 tons, the latter under a joint venture with Nippon Steel. This new facility, which will strengthen Ternium’s leading presence in Mexico and further increase the significance of the Mexican market for Ternium, is expected to serve the demanding requirements of the automotive industry and to achieve further integration with Ternium’s steel processing facilities in the southern United States and Guatemala. In addition, during 2012 Ternium continued work in Argentina for the expansion of its steelmaking facilities and the manufacturing of specialty steels to serve the automotive industry requirements in that country and in Mexico.

Ternium’s support program for small- and medium-sized enterprises in Mexico and Argentina (ProPymes) continued growing in 2012 and now includes approximately 850 companies. Throughout its more than 10 years of existence, ProPymes has helped create an industrial network that facilitates knowledge sharing, reciprocal learning and the exchange of experiences toward the achievement of industrial best practices. Our safety indicators continued to improve in 2012 with the consolidation of our new practices and techniques. Our environmental projects in the year focused on the improvement of air emissions and wastewater treatment and disposal, and on the reduction or elimination of hazardous products from our manufacturing processes. Of note was the progress made last year in the construction of a new de-dusting facility for our steel shop in Colombia.

Steel Segment

Ternium’s shipments of steel products reached 8.8 million tons in 2012, relatively stable compared to the shipment levels achieved in the previous year. GDP in Latin America grew 3.0% in the year, decelerating from the 4.5% expansion rate in 2011, while the U.S. economy grew an estimated 2.2% in 2012, slightly higher than the 1.8% expansion rate in 2011.

Apparent demand for finished steel grew 4.7% year-over-year in Latin America in 2012. Overall, construction activity consolidated its growth pace in the region and the automotive sector showed an uneven performance, with expansion in Mexico and contraction in Brazil and Argentina. Apparent demand for finished steel grew a solid 8.4% in the U.S.

Mexico

During 2012, Ternium was the leading supplier of flat steel products in Mexico. Shipments to this market increased 5.7% year-over-year to 5.0 million tons, representing 56% of Ternium’s total steel shipments. Mexican GDP increased 3.9% year-over-year in 2012, reflecting a broad-based increase in activity. Apparent steel use increased 9.7% year-over-year to approximately 20.1 million tons, featuring an expansion in key steel consuming sectors such as construction and automotive.

Construction activity in Mexico increased 4.8% year-over-year in 2012, while activity in the automotive sector increased 17.6% year-over-year, following the significant expansion experienced during 2011.  Mexico’s growth in motor vehicle production in 2012 reflected the strength of automotive exports to the U.S.

1   Source:  United Nations’ Economic Commission for Latin America and the Caribbean

2   Source: World Steel Association

Steel prices in the U.S., which usually drive steel prices in Mexico, increased moderately during the first quarter of 2012, reflecting the increase in steel consumption together with an inventory rebuilding, but subsequently showed a gradual decline during the year as higher imports and higher utilization rates increased steel supply. Close to year-end, however, prices rebounded fueled by a rise of order volumes and supported by increases in raw material prices.

During 2012 Ternium continued running its integrated steelmaking facilities in Mexico at close to full capacity and, as steel demand continued growing in our main markets, our re-rolling facilities saw increased utilization rates. We continued maximizing the use of direct reduced iron (DRI) over steel scrap in the metallic mix of our steel shops, benefiting from relatively low natural gas prices.

Ternium’s capital expenditures in the country amounted to USD697 million in 2012. During the year our Mexican subsidiaries, Ternium México and Tenigal, made progress in their projects, including the construction of a greenfield facility in the vicinity of Monterrey City for the manufacturing of cold-rolled and galvanized steel products, the revamping of a pickling processing unit in the Churubusco plant, and further development of the mining operations. We expect that our new cold-rolling and hot-dip galvanizing facility, located in Pesquería, state of Nuevo León, will start operations in the second half of 2013.

Ternium expects GDP growth rates in Mexico to remain healthy in the year. Apparent steel use is expected to grow in 2013, with higher industrial activity, mainly metal products and automotive, and construction driving local demand for steel products. The Mexican government has announced multiple infrastructure projects to increase distribution capacity of natural gas and water, aimed at releasing the industrial potential of some regions in the country, and these projects are expected to increase demand for flat steel products, particularly for the manufacturing of large diameter pipelines.

Southern Region

The Southern Region encompasses the steel markets of Argentina, Bolivia, Chile, Paraguay and Uruguay. During 2012, Ternium was the leading supplier of flat steel products in Argentina and a leading supplier of steel products in Paraguay and Uruguay. In addition, Ternium continued serving customers in Bolivia and Chile. Shipments in the Southern Region decreased 7.2% year-over-year in 2012 to 2.4 million tons, representing 28% of Ternium’s total steel shipments.

Argentina’s GDP increased 1.9% year-over-year in 2012, reflecting a deceleration of activity. Apparent steel demand decreased 8.3% year-over-year to approximately 4.9 million tons, with a contraction in the automotive and construction sectors, which resulted in a decrease of Ternium’s shipments to the country. Activity in the automotive sector in Argentina contracted 7.8% year-over-year as a result of the weakness in export levels, mainly to the Brazilian market.

Ternium’s shipments to the Paraguayan market decreased in 2012, as that country’s economy contracted 1.8% in 2012, affected mainly by adverse climate effects on its agricultural activities. Shipments to the Bolivian, Chilean and Uruguayan markets increased or remained at similar levels in 2012 compared to shipment levels in the previous year. The economies of these countries expanded in 2012, with GDP growth rate of between 3.5% and 5.5% year-over-year.

In 2012, Ternium’s Argentine subsidiary Siderar kept its finishing facilities working at utilization rates similar or slightly lower compared to those of 2011, while it reduced utilization rates in its upstream facilities, particularly for the production of pig iron, steel and hot-rolled coils, due to the execution of maintenance, improvement and repair works in certain facilities. Siderar’s blast furnace #2 was stopped for maintenance and repairs during most of the second half of 2012, and resumed production in February 2013.

Ternium’s capital expenditures in the region amounted to USD286 million in 2012. During the year, Siderar made progress in several projects, including the expansion of a galvanizing line (completed during the period), the expansion of specialty steel production capacity, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements of the hot strip mill.

This year, Argentina’s economic activity is expected to accelerate as a result of higher activity levels in Latin America, particularly in Brazil, and a better performance of the Argentine agricultural sector. The economies of Bolivia, Chile and Uruguay are expected to expand in 2013 at rates similar to those of 2012, and the economy of Paraguay is expected to recover strongly from its weak performance in 2012. Apparent steel use is expected to increase moderately as a result. Our capital expenditures in Argentina are expected to remain strong in 2013, largely related to Siderar’s project to increase slab production capacity by approximately half a million tons and to build a new facility in the steel shop to enable the production of specialty steels, targeting the automotive industry in Mexico and Argentina.

Other Markets

Ternium’s sales to the rest of the world are shown under “Other Markets”, including major shipment destinations such as Colombia, the United States and Central America. During 2012, Ternium was a leading supplier of steel products in Colombia and Central America. In addition, Ternium continued serving customers in the southern United States and in other countries throughout Latin America. Shipments to these markets decreased 8.9% year-over-year in 2012 to 1.4 million tons, representing 16% of Ternium’s total steel shipments.

Colombia’s GDP grew 4.7% year-over-year in 2012, reflecting a broad-based increase in activity. Apparent steel use increased 6.6% year-over-year to approximately 3.4 million tons, featuring an expansion of the construction and industrial sectors. Ternium’s shipments to the country remained relatively stable year-over-year in 2012.

The U.S. economy continued recovering during 2012, with GDP growth of 2.2% and apparent steel use increasing a solid 8.4% year-over-year to approximately 96.7 million tons, yet still below pre-2008 crisis levels. Ternium’s shipments to the country increased year-over-year in 2012.

Ternium’s shipments to Central America decreased in 2012, despite healthy activity expansion in the region, as Ternium prioritized supplies to the growing Mexican market. Shipments to the Peruvian and Ecuadorian markets increased year-over-year in 2012, as these country’s economies expanded during 2012, with GDP growth rate estimates of 4.0% and 6.0% year-over-year, respectively.

Overall, in 2012 Ternium’s subsidiaries in Colombia, Guatemala and United States maintained their finishing facilities working at utilization rates similar to those of 2011. Capital expenditures in the region amounted to USD39 million in 2012. During the year Ternium’s subsidiary in Guatemala carried out the revamping and expansion of its galvanizing mill. In addition, Ternium’s Colombian subsidiary Ferrasa made progress in the installation of a new de-dusting system at its steel shop, which is expected to enable the facility to increase its steel production levels by approximately 25% while ensuring that its emission levels comply with Colombia’s environmental regulations.

Mining Segment

Ternium’s reported shipments of iron ore encompass shipments made by our Mexican subsidiary Las Encinas and by other Ternium consolidated subsidiaries. Shipments made by Las Encinas are destined mainly for internal consumption within Ternium’s Steel Segment, while shipments made by other consolidated subsidiaries are mainly destined for the export market. Ternium reported shipments of 1.9 million tons of iron ore in 2012, a decrease of 9% compared to shipment levels in 2011.

Ternium’s mining operations are located in Mexico. Mining concessions were granted for a 50-year period. Following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Las Encinas

The Las Encinas mining facilities, which also include a pelletizing plant located in the community of Alzada, in the state of Colima, have an annual production capacity of 1.9 million tons of pellets and 0.2 million tons of concentrate surplus. As of year-end 2012, Las Encinas was operating the Aquila iron ore mine, located in Michoacán, Mexico, as well as small bodies at El Encino, an iron ore mine located in Jalisco, Mexico, whose main body is exhausted. During 2012, Las Encinas completed works for the revamping of its grinding and concentration facilities in Alzada, a project that enables higher processing capacity and the production of higher quality pellets, thereby reducing steelmaking costs.

In addition, Ternium completed its exploration activities in its concessions in Jalisco, in an area close to Las Encinas’ current processing facilities, and identified sufficient iron ore resources to enable the potential development of a new mining operation on those concessions. Ternium, however, has not made any decision in that respect. Any such decision will be subject to Ternium’s decision to expand its steel production capacity in Mexico and consequently its iron ore requirements.

In 2013, we intend to continue running the Las Encinas processing facilities at the highest possible utilization rates. We also intend to further develop micro-mining operations to complement the mining activity in our larger-scale operations. The expected average mining life of active mining sites is 17 years.

Peña Colorada

The Peña Colorada mining facilities, which are located in Colima, Mexico, and include a two-line pelletizing plant in the Manzanillo port, have an annual production capacity of 4.1 million tons of pellets and 0.4 million tons of concentrate surplus.  Of these totals, ArcelorMittal and Ternium are each entitled to receive 50% of the production, in accordance with their equity participations in the company.  As of year-end 2012, Peña Colorada was operating the Peña Colorada iron ore mine, also located in Colima. During 2012, Ternium purchased 2.5 million tons of iron ore from Peña Colorada, destined mainly for internal consumption at Ternium’s Steel Segment and to a lesser extent to be sold by Ternium in the export markets.

Peña Colorada’s financial statements are not consolidated into Ternium’s and its results are accounted for under the equity method. Consequently, volumes shipped by Peña Colorada are not included in Ternium’s Mining Segment reported shipments.

Peña Colorada continued its exploration activities in 2012 at areas nearby to the existing mine and succeeded in increasing its iron ore resources. In 2013, we intend to continue running Peña Colorada’s processing facilities at the highest possible utilization rates. The expected average mining life of the active mining sites is 25 years.

Support Program for Small- and Medium-Sized Enterprises

Ternium sponsors, as it has done for ten years now, a small- and medium-sized enterprise (SME) support program, ProPymes. Created by the Techint group in 2002, the program is focused on helping SMEs in the steel industry’s value chain to grow. The program’s ultimate goal is to enhance SMEs’ competitiveness and to stimulate investments in the steel industry’s value chain. To achieve this, ProPymes provides a variety of services including training, business advisory, institutional assistance, commercial support and financial aid.  Through the years, ProPymes has helped create an industrial network that facilitates knowledge sharing, reciprocal learning and exchange of experiences toward the achievement of industrial best practices. ProPymes currently assists approximately 850 SMEs in Mexico and Argentina.

Ternium supervises the execution of the ProPymes programs through two departments operating under local management supervision in Mexico and Argentina.

Mexico

Approximately 190 Mexican SMEs, including customers and suppliers, participate in ProPymes. While suppliers are selected according to their ability to increase their products’ competitiveness, customers are selected according to their ability to add value to the steel products and to their potential to increase exports or substitute imports.

During 2012, ProPymes institutionalized its collaboration programs, including the Mexican government’s Leading Companies Program, the educational bodies’ Innovation and Training Programs, the industrial chambers’ Suppliers and New Entrepreneur Class Development Programs, and the local economic development secretariats’ Business Conventions Programs for the development of local companies. Accordingly, in 2012 initiatives continued focusing on management training and industrial assistance, including the technological upgrade of some facilities under cooperation with and support from Mexican government’s SMEs programs and ProPymes. Furthermore, ProPymes promoted business conventions in selected cities in Mexico in coordination with local industrial chambers in order to identify and promote new companies that could be developed as steel industry suppliers.

In 2013, ProPymes intends to launch an integral training program for SMEs, comprising employees in every category, aimed at helping them improve their productivity and efficiency in their relevant fields. In addition, the program intends to continue strengthening the industrial network through the continuous collaboration with the Mexican government and educational bodies, and the organization of an annual SMEs convention in the country.

Argentina

Approximately 660 Argentine SMEs, including customers and suppliers, participate in ProPymes. The program’s activities continued growing during 2012, with a notable 20% year-on-year increase in training program attendees, resulting in a new record of participants in 2012. The expansion of ProPymes’ training programs, which comprise SME employees in every category, focused on management requirements related to human resources, production and processes, and on family enterprise related challenges.

The program’s consulting area, one of ProPymes’ pillars, reached a new record of diagnosis reports and assistance performed. The assistance, which included plant layout, production planning, quality assurance and certification, supplier audit, and health and safety, was reinforced in relation to human resources and information technology. In addition, during 2012, the program launched a new initiative to assist SMEs in environmental certification processes (ISO 14000).

In 2013, ProPymes intends to assist SMEs in the development and launch of training models for young professionals, aimed at the development of a long-term source of company leadership. In addition, the program will reinforce its initiatives related to the professionalization of family companies, one of the most valued initiates during 2012, through the development of workshops and the offering of assistance for ongoing professionalization processes.

Product Research and Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers, prioritizing an early involvement scheme.

In 2012, Ternium’s product research and development activities focused on initiatives aimed at increasing market share, adding value to our products and reducing costs. During the year, Ternium completed the implementation of an IT system at two of its main facilities in Mexico that fully integrates product and processing route specifications among its plants. This effort will enable significant optimization in our processes and products, including increased opportunities for enhancing productivity, reducing cost and optimizing inventory volumes.

Construction Products

During 2012, Ternium’s metal building systems division developed and introduced, among other products, a new steel floor deck in compliance with international standards and specifications for composite steel deck-slabs, aimed at increasing its market share in Mexico.

Industrial Products

For the automotive industry, Ternium continued certifying products in Mexico and Argentina during 2012, related to newly-defined standards for recently launched car platforms. The company qualified hot rolled, cold rolled and coated products for different applications, supporting an increase in its share in that market segment in Mexico and facilitating the certification process with prospective customers to be carried out during 2013. In addition, in 2012 Ternium initiated the certification process of its new Pesquería facilities, which are expected to start operations in the third quarter of 2013.

During 2012, Ternium successfully promoted new truck bodywork manufacturing technologies among its customers in Argentina, which resulted in an increased competitiveness of their products following the utilization of high-resistance steel grades for the manufacturing of truck bodies, entailing lighter structures with higher payload and lower incidence of fuel consumption.

For the U.S. and Mexican home appliances markets, Ternium continued developing new processes to manufacture coated steel products with improved and sophisticated aesthetics, aimed at increasing the attractiveness of its products and gaining share in the high-end market segment. Following the development of a new process to manufacture products with textured surfaces in 2011, during 2012 Ternium developed a new process to manufacture products with super high gloss and metallic colors. Similarly, Siderar launched several projects aimed at the development of innovative and exclusive products with improved characteristics for Southern Region customers seeking differentiation.

For tube and pipe manufacturers, Ternium developed over the past year new steel grades characterized by their high toughness at arctic temperatures, for applications in the oil and gas industry. In addition, it developed new steel grades for the manufacturing of high-resistance welded pipes, allowing Ternium to offer hot-rolled coils for use in natural gas and water pipelines required for infrastructure projects in Mexico.

Applied Research

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers and institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

During 2012, Ternium continued participating in leading research and development projects through international consortia and together with universities and research centers to further expand the required know-how for the development of new products. Consortia projects included the development of high-strength steel for applications in the pipe manufacturing and automotive industries, with the University of Pittsburgh, and the development of new coating technologies for applications in the automotive industry and of improvements in the galvanizing bath to optimize processes, with the International Zinc Association.

Projects developed with universities and research centers included the improvement of batch annealing processes, the improvement of interstitial-free steel grades with dent resistance or controlled aging properties and the improvement of welding techniques for galvanized steel.

Prospective Developments

In 2013, Ternium plans to develop new products for the automotive industry to expand its product range and increase its market share in Mexico. Of note among the products to be developed are quenchable hot and cold-rolled ultra-high-strength steel grades for hot-stamping processes.

For tube and pipe manufacturers, Ternium intends to expand its range of steel grades to capture an expected increase in the demand for hot rolled coils for the manufacturing of oil and gas products, combining sour service with higher mechanical properties.  In addition, the company will continue to develop new high-performance steel grades for round bars for oil and gas industry applications.

For Argentine manufacturers of mobile power substations and other heavy equipment, Siderar intends to foster and assist its customers to introduce new technologies during 2013, expected to help them increase their product competitiveness through the utilization of high-resistance steel grades, entailing lighter and lower cost structures.

During the year, Siderar will initiate the development of interstitial-free steel grades, based on automotive industry certification requirements, which will be able to be produced in its San Nicolás unit following the completion of the ongoing construction of a new vacuum degassing station.

Human Resources and Communities

Ternium had approximately 16,600 employees at year-end 2012, similar to year-end 2011. During 2012, the company continued its medium-term personnel recruitment plans in the different regions. Training and recruiting activities continue to be carried out through our ongoing program for recent graduates. The Young Professionals program has already contributed a majority of our current management and technologist positions. Ternium’s training programs are intended to create a unique managerial profile that combines the ability to integrate into a regional culture with a global approach to business.

Furthermore, Ternium continued carrying out several customized courses focused on leadership, performance and technical knowledge, targeted at management, staff and operating employees. These courses have been designed to train employees in the latest concepts and tools in their relevant fields, and to encourage them to achieve the highest possible levels of productivity and operating efficiency. In addition, the company continued organizing courses focused on health and safety to support the use of safety management tools. At the Colombian facilities these courses were supplemented by several initiatives intended to raise employee awareness and stress the importance of a safe working environment and behavior.

Ternium continued strengthening its financial support and contribution to different joint industry and university programs. Current initiatives include the funding of scholarship and fellowship grants and the endowed Chair sponsoring at Mexican university Tecnológico de Monterrey. Throughout the year the company hosted various courses for graduate and undergraduate students and fostered conferences on technical subjects related to the steel industry.

During 2012, Siderar launched a program designed to strengthen an industrial culture, commitment and teamwork among its workers, aimed at increasing the engagement of its employees of its industrial facilities. The program was developed under management role formats, through debates including all parties in a participative and consultative environment, and through previously defined working methodologies.

Ternium also continued with its programs aimed at ensuring the quality of life of its employees, in and out of the workplace. These efforts included sports and fitness fostering programs, clinical examination and disease prevention campaigns, scholarship and leisure programs for employees’ children, loan programs for home improvement and special situations, and special programs designed for employees willing to complete basic education. During 2012, Ternium distributed its biannual organizational climate questionnaire among employees, supervisors and chiefs. This initiative, which highlights organizational strengths and opportunities, is expected to contribute to the design of Ternium’s new programs.

Community Relations

With an eye toward prioritizing our long-term relationships in the communities where we operate, Ternium focuses its support on a select number of high-impact programs designed to address the social and economic issues of each region, in the areas of education, health and sports, social integration and culture.

On education-related initiatives, more than 850 students, over 100 of whom ended up joining Ternium’s workforce, completed by mid-2012 a new technical module implemented in technical schools of the state of Nuevo León, Mexico, during the previous year. Ternium continued working with Mexico’s national board of technical education for their consideration and implementation of such a module, which is similar to the one included in the company’s young technician training program, in the technical schools of the state of Puebla and elsewhere in Mexico. This module has helped these schools teach the skills required by the steel industry. In order to support an efficient implementation of this module, Ternium contributed some equipment to one technical school.

In the Ramallo and Ensenada industrial areas of Argentina, Siderar continued supporting a program aimed at strengthening technical schools. This endeavor, which includes five technical schools near Siderar’s facilities, focuses on the enhancement of these institutions’ technical education to match the increasingly demanding requirements of the industrial labor market. Under this program, Siderar continued improving the schools’ infrastructure during 2012, providing scholarships at its workshops and providing training in its associated centers and schools. In addition, Siderar invited other companies belonging to the steel industry value chain to participate in the program last year. These companies are expected to begin contributing to the program in 2013.

In 2012, Ternium continued financing programs aimed at the improvement of basic education. In Mexico, Ternium supported basic schools in Monterrey and academies and agricultural programs in Pihuamo, Aquila and Alzada. Likewise, in Argentina the company supported basic schools located in Ensenada and San Nicolás, through a Unesco program targeting some public institutions. In addition, the company granted scholarships for high achievement students from the broader communities in different countries.

On health-care related initiatives, in Mexico the company organized a new health fair in Monterrey during 2012 aimed at increasing the community’s awareness and basic understanding of how to prevent and take care of various health issues. In addition, it continued supporting a basic health care unit in Aquila and, in Argentina, following the remodeling and enhancement in recent years of the main regional hospital and a medical care unit in the Ramallo industrial area, Siderar supported the remodeling and expansion of a second medical care unit.

In sports and cultural-related activities, Ternium continued organizing, among other activities, its annual local marathons and cinema festivals in Monterrey, Mexico, and San Nicolás, Argentina, achieving a new record of participants.

Environment, Health and Safety

Ternium reaffirms environmental protection and the individual’s health and safety as a paramount value, holding its personnel responsible for the observance of this value and encouraging the promotion and sharing of related policies with the company’s value chain and with the communities where it operates. Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, and by the ISO 14000 environmental management international standard directives.

In 2012, we continued participating in the World Steel Association (worldsteel) forums. These forums, which are focused on sustainable development, environment, safety and occupational health, are in the process of developing consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set improvement plans for its processes. These forums include the Climate Change Policy, Life Cycle Assessment, CO2 Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups. During 2012, Ternium was one of the hosts for the worldsteel’s Environmental Policy committee and Life Cycle Assessment working group meetings in Buenos Aires.

Ternium’s commitment toward environmental programs has once again been recognized by worldsteel and by GEI Mexico, a public-private nonprofit organization, for our participation in their respective greenhouse gas emission reporting programs.  As of year-end 2012, all of our in-use mining facilities were registered with the Mexican Government’s National Environmental Voluntary Program, obtaining clean industry certificates, while Ternium’s steel operations in the country revalidated their clean industry certificates under the same program. In Argentina, Siderar revalidated the ISO 14001 certificates, where applicable, for its local facilities.

Health and safety programs resulted in new decreases in injury rates during 2012. Our average injuries frequency rate3 (IFR) and lost-time injuries frequency rate4 (LTIFR) were 2.9 and 0.9, respectively, in 2012. These measurements cover all of Ternium’s facilities other than Ferrasa, where Ternium’s health and safety policies began to be implemented soon after its acquisition in August 2010, and include both our personnel and the personnel of third-party contractors operating in our facilities.

*Does not include Colombia

In 2012, Ternium continued consolidating its medium-term safety program.  Under the program, the company standardized safety practices across the production units, trained managers in the best-in-industry management safety tools, and reassessed contractor obligations towards pre-defined safety programs. Inspired by the steel industry’s best safety practices, the program includes leadership involvement, a safety information system, training programs, information campaigns, progressive enhancement teams and “safety hour” events, requiring managers to tour the facilities according to a predefined schedule, in order to detect unsafe conditions or practices and listen to personnel’s comments and suggestions.

Likewise, the company took steps to consolidate its medium-term environmental program, also inspired by the steel industry’s best practices, which includes environmental accountability of managers, personnel training and information campaigns.

Emissions Control

During 2012, we opened a new wastewater treatment plant for one unit in Argentina, replacing two conventional treatments plants, and continued investing in the expansion of our plants’ by-product processing capacity. In addition, we launched a project to reduce emissions at the Ferrasa steel shop in Colombia, through the installation of a new de-dusting system expected to be completed during 2013. These activities are part of an ongoing program that monitors and reviews our facilities, aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and wastewater.

Greenhouse Gas Emissions

3   Injuries frequency rate refers to total quantity of injuries per million of hours worked.

4   Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

The accompanying chart shows Ternium’s estimated emission of carbon dioxide (CO2) per ton of liquid steel produced, as reported to worldsteel. We support the steel industry’s ongoing efforts to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 6-7% of total world GHG emissions.

Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

During 2012, Ternium applied for the Leadership in Energy and Environmental Design (LEED) certification from the United States Green Building Council, related to its facilities in Pesquería, Mexico. A LEED certification contemplates aspects related to energy efficiency, alternative energies, internal environment, water consumption efficiency, sustainable development of free spaces and material selection.

Corporate Governance

The Company

The Company is a public limited liability company (société anonyme) organized under the laws of the Grand-Duchy of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in Luxembourg’s Registre du Commerce et des Sociétés.

Shares; Shareholders’ Meetings

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The general extraordinary meeting of shareholders held on June 2, 2010, renewed the validity of the Company’s authorized share capital until July 15, 2015. As of December 31, 2012, there were 2,004,743,442 shares issued.

The Company’s articles of association authorize the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on June 2, 2010 renewed this authorization until July 15, 2015.

Under Luxembourg law, the Company’s existing shareholders have a pre-emptive right to subscribe for any new shares issued for cash. The Company’s shareholders have authorized the board of directors to waive, suppress or limit such pre-emptive subscription rights and related procedures to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, our articles of association provide that, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then-existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

▪	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);
▪	any issuance of shares against a contribution other than in cash;
▪

any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

▪

any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

Our articles of association provide that our annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares represented at the meeting. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

On May 2, 2012, the Annual General Meeting of Shareholders of Ternium S.A. authorized the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company. Following the adjournment of such Annual General Meeting, the Board of Directors resolved to delegate such management and representation authority to Mr. Novegil and to reappoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

American Depositary Shares (ADSs)

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated as of January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

Share and ADS Repurchases

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. The ordinary general shareholders’ meeting held on June 2, 2010 authorized the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by American Depositary Shares, or ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the maximum number of shares, including shares represented by ADSs, acquired pursuant to the authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in the ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are purchased. In the case of purchases of Shares other than in the form of ADSs, the maximum and minimum per Share purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase.

As of the date of this report, Ternium held 41,666,666 of its own shares.  Those shares were purchased from Usiminas on February 15, 2011, concurrently with the closing of an underwritten public offering by Usiminas of Ternium ADSs.

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2012, the Company’s board of directors met six times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of nine directors, three of whom are independent directors.

Audit Committee

The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:

  assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

  is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

  reviews material transactions between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

  performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers, Société coopérative (formerly PricewaterhouseCoopers S.à r.l.), Réviseur d’entreprises agréé, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2012, at the ordinary general shareholders’ meeting held on May 2, 2012.

Board of Directors and Senior Management

Board of Directors

Chairman

Paolo Rocca

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Pedro Pablo Kuczynski (*)

Adrián Lajous (*)

Bruno Marchettini

Daniel Novegil

Gianfelice Rocca

Secretary

Raúl Darderes

(*) Audit Committee Members

Senior Management

Chief Executive Officer

Daniel Novegil

Chief Financial Officer

Pablo Brizzio

Mexico Area Manager

Máximo Vedoya

Siderar Executive Vice President

Martín Berardi

International Area Manager

Héctor Obeso Zunzunegui

Planning and Operations General Director

Oscar Montero

Engineering and Environment Director

Luis Andreozzi

Human Resources Director

Rodrigo Piña

Chief Information Officer

Roberto Demidchuck

Quality and Product Director

Rubén Herrera

Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Toll free number for US calls: +1 866 890 0443
International calls: +54 11 4018 2389

Luxembourg Office
29 Avenue de la Porte-Neuve
L2227 - Luxembourg
Luxembourg
Phone: +352 2668 3153
Fax: +352 2659 8349

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	BNY Mellon
CUSIP Number: 880890108	PO Box 358516
Pittsburgh, PA 15252-8516

Toll free number for US calls: +1 888 BNY ADRS
International calls: +1 201 680 6825
shrrelations@bnymellon.com
www.bnymellon.com/shareowner

Internet
www.ternium.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 (including the notes thereto), which are included elsewhere in this annual report.

The financial and operational information contained in this annual report is based on the operational data and consolidated financial statements of the Company, which were prepared in accordance with IFRS and IFRIC interpretations as issued by IASB and adopted by the EU, and presented in USD and metric tons.

Overview

Apparent steel use in Mexico increased 9.7% year-over-year in 2012 to approximately 20.1 million tons, featuring an expansion in key steel consuming sectors such as construction and automotive. Mexico’s GDP increased 3.9% year-over-year, reflecting a broad-based increase in activity. In Argentina, apparent steel use decreased 8.3% year-over-year in 2012 to approximately 4.9 million tons, in a period characterized by lower activity levels, particularly in the automotive and agricultural sectors, as the country’s growth pace was reduced to a 1.3% year-over-year GDP expansion. In Colombia apparent steel use increased 6.6% year-over-year in 2012 to approximately 3.4 million tons, exhibiting a good performance of the construction and industrial sectors and a broad-based increase in activity, as GDP grew 4.7% year-over-year.

Ternium’s operating income in 2012 was USD915.9 million, USD335.9 million lower than in 2011, mainly as a result of a USD43 reduction in steel revenue per ton, partially offset by a slight decrease in steel operating cost per ton5.

In accordance with IFRS guidance, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by USD275.3 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations.

Ternium’s net income in 2012 was USD187.2 million, a decrease of USD462.8 million year-over-year, mainly due to a USD363.9 million loss related to our investment in Usiminas, including the above mentioned USD275.3 million impairment, and a USD335.9 million decrease in operating income, as previously discussed, partially offset by a USD183.1 million lower net financial expense and a consequently lower income tax expense. The change in net financial results was principally attributable to lower net foreign exchange non-cash losses following the change in the functional currency of Ternium’s Mexican subsidiaries, effective as of January 1, 2012, as there was no impact of the Mexican Peso fluctuation on Ternium’s Mexican subsidiaries’ US dollar-denominated debt in 2012, partially offset by higher net interest expenses due to a higher net indebtedness.

5   Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by shipments.

Net Sales

Net sales were USD8.6 billion in 2012, 6% lower than net sales in 2011, reflecting a decrease in net sales in all regions.  The following table shows Ternium’s total consolidated net sales for 2012 and 2011:

USD million	2012	2011	Dif.

Mexico	4,475.1	4,544.8	-2%
Southern Region	2,746.6	2,980.3	-8%
Other Markets	1,386.3	1,597.8	-13%

Total steel and mining segments	8,608.1	9,122.8	-6%

Cost of sales

Cost of sales was USD6.9 billion in 2012, a decrease of USD149.0 million, or 2%, compared to 2011.  The decrease was due to a USD195.7 million, or 3%, decrease in raw material and consumables used, mainly reflecting a reduction in raw material costs and lower sales volumes, partially offset by a USD46.6 million increase in other costs, including a USD55.3 million increase in maintenance expenses, a USD21.2 million increase in labor costs, a USD13.0 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD9.6 million decrease in services and fees expenses.

Selling, general and administrative expenses (SG&A)

SG&A expenses in 2012 were USD809.2 million, or 9.4% of net sales, a decrease of USD30.2 million compared to 2011, mainly including a USD12.1 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD10.7 million decrease in maintenance expenses, a USD6.5 million decrease in freight and transportation expenses and a USD6.1 million decrease in fiscal expenses, partially offset by a USD6.9 million increase in labor expenses.

Operating income

Operating income in 2012 was USD915.9 million, or 11% of net sales, compared to operating income of USD1.3 billion, or 14% of net sales, in 2011. The following table shows Ternium’s operating income by segment for 2012 and 2011.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2012	2011	2012	2011	2012	2011	2012	2011

Net Sales	8,601.1	9,058.9	190.7	213.2	(183.8)	(149.3)	8,608.1	9,122.8
Cost of sales	(6,914.7)	(7,000.7)	(132.4)	(164.3)	175.9	144.9	(6,871.1)	(7,020.1)
SG&A expenses	(804.7)	(833.4)	(4.5)	(5.9)	-	-	(809.2)	(839.4)
Other operating (expenses) income, net	(12.3)	(10.8)	0.4	(0.7)	-	-	(11.9)	(11.5)

Operating income	869.5	1,214.1	54.2	42.3	(7.9)	(4.5)	915.9	1,251.8

EBITDA	1,224.8	1,593.4	69.8	58.9	(7.9)	(4.5)	1,286.8	1,647.8

EBITDA per ton	140	181	37	29

Steel reporting segment

Net sales of steel products in 2012 decreased 5% compared to 2011, reflecting a USD43 decrease in revenue per ton, mainly due to lower steel prices in Mexico and a 55,000 tons decrease in shipments mainly as a result of lower sales volume in the Southern Region and Other Markets, partially offset by higher shipments in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	2012	2011	Dif.	2012	2011	Dif.	2012	2011	Dif.

Mexico	4,457.3	4,501.8	-1%	4,952.4	4,683.2	6%	900	961	-6%
Southern Region	2,737.4	2,962.3	-8%	2,444.5	2,635.3	-7%	1,120	1,124	0%
Other Markets	1,377.2	1,545.8	-11%	1,371.2	1,505.0	-9%	1,004	1,027	-2%

Total Steel products	8,572.0	9,009.9	-5%	8,768.2	8,823.6	-1%	978	1,021	-4%
Other products (1)	29.1	49.0	-41%

Total Steel segment	8,601.1	9,058.9	-5%
(1)Primarily includes pig iron and pre-engineered metal buildings.

Operating income was USD869.5 million in 2012, a decrease of USD344.6 million compared to 2011, mainly reflecting lower shipments and revenue per ton, partially offset by a slightly lower operating cost per ton.

Mining reporting segment

Sales of mining products in 2012 were 11% lower than in 2011 mainly due to lower shipments, as revenue per ton was relatively stable.  Shipments were 1,863,000 tons, 9% lower than in 2011. Operating income was USD54.2 million in 2012, USD12.0 million higher when compared to operating income in 2011, mainly reflecting lower operating cost per ton partially offset by lower shipments.

Net financial results

Net financial results were a USD117.3 million loss in 2012, compared to a USD300.4 million loss in 2011.

In 2012, Ternium’s net interest results totaled a USD125.2 million loss, a USD64.5 million higher loss than in 2011, mainly reflecting higher net indebtedness and weighted average cost of debt.

Net foreign exchange result was a gain of USD11.4 million in 2012 compared to a USD236.1 million loss in 2011. The 2011 loss was primarily due to the impact of the Mexican Peso’s 13.1% devaluation on Ternium’s Mexican subsidiaries’ US dollar denominated debt. This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Change in fair value of financial instruments included in net financial results in 2012 was an USD11.0 million gain, compared with an USD8.0 million gain in 2011.  These results were mainly related to certain derivative instruments entered into by Ternium to cover currency and interest rate exposure in its subsidiaries and to results from the fair value of financial investments.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of USD346.8 million in 2012, compared to a gain of USD10.1 million in 2011.  Equity in results of non-consolidated companies in 2012 included a USD14.1 million gain related to the company’s participation in Peña Colorada and a USD363.9 million loss related to Ternium’s investment in Usiminas. Such loss included the previously mentioned USD275.3 million impairment, a USD51.5 million depreciation of the difference between the fair value and book value of net assets and a USD37.1 million loss from Usiminas’ net losses in the year.

Income tax expense

Income tax expense in 2012 was USD264.6 million, or 59% of income before income tax expense, compared with an income tax expense of USD311.7 million in 2011, or 32% of income before income tax expense. The effective tax rate in 2012 increased mainly as a result of losses related to the Company’s investment in Usiminas, as such results did not generate tax credits.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in 2012 was USD47.9 million, compared to USD136.4 million in 2011, mainly due to a lower result attributable to non-controlling interest in Siderar, partially offset by a higher result attributable to non-controlling interest in Ternium México.

Liquidity and capital resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions. We hold money market investments, time deposits and variable-rate or fixed-rate securities from investment grade issuers. During 2012 we increased our financial indebtedness, from USD2.0 billion at the end of 2011 to USD2.4 billion at the end of 2012, using a syndicated loan and short-term borrowings.

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Although Ternium has access to the credit markets, it has not negotiated additional committed credit facilities for these purposes. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

In USD thousands	For the year ended December 31,

	2012	2011

Net cash provided by operating activities	1,055,092	622,370
Net cash (used in) provided by investing activities	(2,994,747)	145,991
Net cash provided by (used in) financing activities	348,200	(364,570)

(Decrease) increase in cash and cash equivalents	(1,591,455)	403,791
Effect of exchange rate changes	(6,282)	(25,042)
Cash and cash equivalents at the beginning of the year	2,158,044	1,779,295

Cash and cash equivalents at the end of the year	560,307	2,158,044

During 2012, Ternium’s primary source of funding was cash provided by operating activities and proceeds from borrowings.

Cash and cash equivalents as of December 31, 2012 were USD560.3 million, a USD1.6 billion decrease from USD2.2 billion at the end of the previous year. The decrease is mainly attributable to net cash used in investing activities of USD3.0 billion, partially offset by net cash provided by operating activities of USD1.1 billion and net cash provided by financing activities of USD348.2 million.

In addition to cash and cash equivalents, as of December 31, 2012, we held other investments with maturity of more than three months for a total amount of USD160.8 million, decreasing USD120.9 million compared to December 31, 2011.

Operating activities

Net cash provided by operating activities was USD1.1 billion in 2012 compared to USD622.4 million in 2011, a year-over-year increase of USD432.7 million, mainly related a decrease in working capital of USD23.5 million in 2012, compared to an increase in working capital of USD399.3 million in 2011.

The decrease in working capital during 2012 was the result of an aggregate USD51.4 million net increase in accounts payable and other liabilities, and a USD20.2 million decrease in inventories, partially offset by an aggregate USD48.1 million net increase in trade and other receivables. Inventories decreased in 2012 mainly reflecting lower costs, partially offset by higher volumes, of purchased steel and raw materials (as shown in the table below).

	Change in inventory Dec’12 / Dec’11 (in millions of USD)

	Price	Volume	Total

Finished goods	(4.3)	(2.4)	(6.7)
Goods in process	(36.8)	(2.1)	(38.8)
Raw materials, supplies and allowances	(114.1)	139.5	25.3

Total	(155.2)	135.0	(20.2)

Investing activities

Net cash used in investing activities in 2012 was USD3.0 billion, compared to net cash provided by investing activities of USD146.0 million in 2011. This change was primarily attributable to the following:

•  an increase in net cash used in acquisition of businesses of USD2.2 billion, mostly associated with the acquisition of an equity participation in Usiminas in 2012 (for further information on the purchase of shares of Usiminas, please see note 3 to our consolidated financial statements included in this annual report);

•  a lower decrease in other investments of USD460.3 million, consisting mainly of financial investments with maturity of more than three months (from USD588.2 million in 2011 to USD127.9 million in 2012); and

•  an increase of USD445.6 million in capital expenditures (from USD577.0 million in 2011 to USD1.0 billion in 2012).

Financing activities

Net cash provided by financing activities was USD348.2 million in 2012, compared to net cash used in financing activities of USD364.6 million in 2011. This change was primarily attributable to the following:

•  a net increase of USD435.6 million in proceeds from borrowings (from USD34.0 million in 2011 to USD469.7 million in 2012);

•  a repurchase of treasury shares for USD150.0 million in 2011; and

•  a decrease of USD124.7 million in dividends paid in cash by subsidiary companies (from USD140.6 million in 2011 to USD15.9 million in 2012).

Principal sources of funding

Funding policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have committed credit facilities available for borrowing, management believes that it could have access to external borrowing in case of any shortfalls or for specific needs. We obtain financing primarily in U.S. dollars, Argentine pesos, Mexican pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management please see note 33 to our consolidated financial statements included in this annual report.

Financial liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2012, these facilities were mainly denominated in U.S. dollars (70.3% of total financial liabilities), Argentine pesos (22.4% of total financial liabilities, subsequently hedged to the U.S. dollar) and Colombian pesos (5.6% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) increased by USD428.2 million in the year, from USD2.0 billion as of December 31, 2011, to USD2.4 billion as of December 31, 2012, mainly due to a new USD700 million syndicated term loan used for the purchase of shares of Usiminas and the increase in short term borrowings, partially offset by the repayment of principal and interest on borrowings related to prior acquisitions. For further information on the purchase of shares of Usiminas please see note 3 to our consolidated financial statements included in this annual report. As of December 2012, current borrowings were 46.3% of total borrowings, none of which corresponded to borrowings with related parties.

The weighted average interest rate at December 31, 2012 was 5.99%, calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2012, after giving effect to derivative financial instruments used to mitigate interest rate risk.

Most significant borrowings

Our most significant borrowings as of December 31, 2012, were those incurred under Ternium México’s syndicated loan facility in relation to the Grupo Imsa transaction in July 2007 and under Ternium’s syndicated term loan facility in relation to the purchase of shares of Usiminas in January 2012.

In Millions of USD

Date	Borrower	Type	Original principal amount	Outstanding principal amount as of	Maturity
				December 31, 2012
July 2007	Ternium México	Syndicated loan	3,485.0	803.3[6]	July 2014
January 2012	Ternium	Syndicated loan	700.0	700.0	January 2017

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, minimum cash requirements and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2012, we were in compliance with all covenants under our loan agreements. For further information on our derivative financial instruments and borrowings please see notes 23 and 24 to our consolidated financial statements included in this annual report.

6  On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD727 million. On February 28, 2008, we applied USD700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement. Beginning in January 26, 2009 and until July 26, 2012 we paid eight semi-annual installments of USD249 million each. On April 6, 2011, Ternium México partially refinanced the final installment, extending its maturity from July 2012 to July 2014.

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2012 and 2011 and

for the years ended on December 31, 2012, 2011 and 2010

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

PricewaterhouseCoopers Société Coopérative Réviseur d’Entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Telephone +352 494848-1 Facsimile +352 494848-2900 www.pwc.com/lu info@lu.pwc.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries as of 31 December 2012 and 31 December 2011, and the related consolidated income statement, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of 31 December 2010 and for the year then ended were audited by Price Waterhouse & Co. S.R.L. (Argentina) whose report dated 30 June 2011 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

PricewaterhouseCoopers Société coopérative                                                Luxembourg, 20 February 2013

Represented by

Mervyn R. Martins

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Income Statements

		Year ended December 31,
	Notes	2012	2011	2010

Net sales	5	8,608,054	9,122,832	7,339,901
Cost of sales	6	(6,871,090)	(7,020,127)	(5,560,201)

Gross profit		1,736,964	2,102,705	1,779,700

Selling, general and administrative expenses	7	(809,181)	(839,362)	(738,304)
Other operating (expenses) income, net	9	(11,881)	(11,495)	2,162

Operating income		915,902	1,251,848	1,043,558

Interest expense		(144,439)	(100,712)	(72,953)
Interest income		19,226	39,981	87,323
Other financial (expenses) income, net	10	7,865	(239,691)	114,867

Equity in (losses) earnings of non-consolidated companies	3 & 14	(346,833)	10,137	12,867

Income before income tax expense		451,721	961,563	1,185,662

Income tax expense	11	(264,567)	(311,656)	(406,193)

Profit for the year		187,154	649,907	779,470

Attributable to:
Equity holders of the Company		139,235	513,540	622,076
Non-controlling interest		47,919	136,367	157,394

Profit for the year		187,154	649,907	779,470

Weighted average number of shares outstanding		1,963,076,776	1,968,327,917	2,004,743,442

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.07	0.26	0.31

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2012	2011	2010

Profit for the period	187,154	649,907	779,470

Other comprehensive income:
Currency translation adjustment	(149,551)	(422,230)	30,494
Changes in the fair value of derivatives classified as cash flow hedges	17,556	14,134	14,729
Income tax relating to cash flow hedges	(2,808)	(6,701)	(4,419)

Other comprehensive income from participation in non-consolidated companies:
Currency translation adjustment	(275,897)	(11,403)	5,421
Changes in the fair value of derivatives classified as cash flow hedges	1,438	-	-
Others	(1,961)	-	-

Other comprehensive (loss) income for the period, net of tax	(411,223)	(426,200)	46,225

Total comprehensive income for the period	(224,069)	223,707	825,695

Attributable to:
Equity holders of the Company	(188,258)	172,862	684,635
Non-controlling interest	(35,811)	50,845	141,060

Total comprehensive income for the period	(224,069)	223,707	825,695

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Financial Position

Balances as of	Notes	December 31, 2012		December 31, 2011
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,438,117		3,969,187
Intangible assets, net	13	965,206		977,711
Investments in non-consolidated companies	14	1,710,514		94,875
Other investments	15	7,137		14,087
Deferred tax assets	21	12,541		8,101
Receivables, net	16	72,827		124,201
Trade receivables, net	17	5,029	7,211,371	7,526	5,195,688

Current assets
Receivables	16	187,212		91,516
Derivative financial instruments	23	64		50
Inventories, net	18	2,000,137		2,123,516
Trade receivables, net	17	735,140		745,904
Sidor financial asset	27	-		136,294
Other investments	19	160,750		281,676
Cash and cash equivalents	19	560,307	3,643,610	2,158,044	5,537,000

Non-current assets classified as held for sale			12,018		10,374

			3,655,628		5,547,374

Total assets			10,866,999		10,743,062

EQUITY
Capital and reserves attributable to the company’s equity holders			5,420,883		5,756,371

Non-controlling interest			1,074,763		1,084,827

Total equity			6,495,646		6,841,198

LIABILITIES
Non-current liabilities
Provisions	20	17,499		15,340
Deferred income tax	21	682,091		740,576
Other liabilities	22	224,956		196,974
Trade payables		18,337		21,096
Derivative financial instruments	23	271		-
Borrowings	24	1,302,753	2,245,907	948,495	1,922,481

Current liabilities
Current tax liabilities		153,071		106,625
Other liabilities	22	88,540		112,923
Trade payables		762,225		682,292
Derivative financial instruments	23	-		29,902
Borrowings	24	1,121,610	2,125,446	1,047,641	1,979,383

Total liabilities			4,371,353		3,901,864

Total equity and liabilities			10,866,999		10,743,062

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,102	5,756,371	1,084,827	6,841,198

Profit for the period							139,235	139,235	47,919	187,154
Other comprehensive income (loss) for the period
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)
Total comprehensive income for the period	-	-	-	13,039	-	(340,531)	139,235	(188,257)	(35,812)	(224,069)

Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	41,650	41,650

Balance at December 31, 2012	2,004,743	(150,000)	(23,295)	1,555,079	(2,324,866)	(1,204,884)	5,564,106	5,420,883	1,074,763	6,495,646

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS).

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	-	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Profit for the period							513,540	513,540	136,367	649,907
Other comprehensive income (loss) for the period
Currency translation adjustment						(346,921)		(346,921)	(86,712)	(433,633)
Cash flow hedges, net of tax				6,243				6,243	1,190	7,433
Total comprehensive income for the period	-	-	-	6,243	-	(346,921)	513,540	172,862	50,845	223,707

Dividends paid in cash (6)				(99,329)			(47,902)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(140,579)	(140,579)
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)	-	(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								-	39,200	39,200

Balance at December 31, 2011	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,102	5,756,371	1,084,827	6,841,198

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) See note 30.

(4) Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6) Represents USD 0.075 USD per share (USD 0.75 per ADS).

(7) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the period
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310
Total comprehensive income for the period	-	-	9,147	-	53,412	622,076	684,635	141,060	825,695

Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies							-	(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries							-	4,900	4,900
Acquisition of business							-	62,808	62,808

Balance at December 31, 2010	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.05 USD per share (USD 0.50 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2012	2011	2010

Cash flows from operating activities
Profit for the period		187,154	649,907	779,470
Adjustments for:
Depreciation and amortization	12 & 13	370,855	395,989	374,201
Income tax accruals less payments	31 (b)	44,370	(260,264)	226,355
Equity in losses (earnings) of non-consolidated companies	3 & 14	346,833	(10,137)	(12,867)
Interest accruals less payments	31 (b)	816	43,047	(59)
Changes in provisions	20	5,754	29,932	5,543
Changes in working capital	31 (b)	23,533	(399,292)	(437,079)
Net foreign exchange results and others		75,777	173,188	(138,308)
Net cash provided by operating activities		1,055,092	622,370	797,256

Cash flows from investing activities
Capital expenditures	12 & 13	(1,022,592)	(577,001)	(339,378)
Acquisition of business/stake-purchase consideration
Purchase consideration	3	(2,243,610)	-	(75,000)
Cash acquired	3	-	-	6,593
Decrease (Increase) in other investments	15 & 19	127,875	588,212	(820,672)
Proceeds from the sale of property, plant and equipment		2,143	1,696	1,693
Proceeds from Sidor financial asset	27	136,719	133,084	767,382
Dividends received from non-consolidated companies	14	4,718	-	302
Contributions in non-consolidated companies	14	-	-	(302)
Net cash (used in) provided by investing activities		(2,994,747)	145,991	(459,382)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(147,231)	(100,237)
Dividends paid in cash by subsidiary companies		(15,902)	(140,579)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries		41,650	39,200	4,900
Repurchase of treasury shares	30	-	(150,000)	-
Proceeds from borrowings		1,284,659	666,180	35,441
Repayments of borrowings		(814,976)	(632,140)	(555,216)
Net cash provided by (used in) financing activities		348,200	(364,570)	(653,416)

(Decrease) Increase in cash and cash equivalents		(1,591,455)	403,791	(315,542)

Movement in cash and cash equivalents
At January 1,		2,158,044	1,779,295	2,093,800
Effect of exchange rate changes		(6,282)	(25,042)	1,037
(Decrease) Increase in cash and cash equivalents		(1,591,455)	403,791	(315,542)
Cash and cash equivalents at December 31, (1)		560,307	2,158,044	1,779,295

(1)   It includes restricted cash of USD 941, USD 248 and USD 12,343 as of December 31, 2012, 2011 and 2010, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 160,750, USD 281,676 and USD 848,800 as of December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	10
2	Basis of presentation	11
3	Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	14
4	Accounting policies	17
5	Segment information	36
6	Cost of sales	40
7	Selling, general and administrative expenses	40
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	41
9	Other operating income (expenses), net	41
10	Other financial income (expenses), net	41
11	Income tax expense	42
12	Property, plant and equipment, net	43
13	Intangible assets, net	44
14	Investments in non-consolidated companies	45
15	Other investments, net – non current	46
16	Receivables, net - non-current and current	46
17	Trade receivables, net – non-current and current	47
18	Inventories, net	47
19	Cash, cash equivalents and other investments	48
20	Allowances and provisions – non-current and current	48
21	Deferred income tax	49
22	Other liabilities – non-current and current	50
23	Derivative financial instruments	52
24	Borrowings	54
25	Contingencies, commitments and restrictions on the distribution of profits	56
26	Earnings per share	60
27	Discontinued operations – Nationalization of Sidor	61
28	Related party transactions	61
29	Investments in Mexico	63
30	Repurchase of shares from Usiminas concurrently with secondary public offering	63
31	Other required disclosures	64
32	Recently issued accounting pronouncements	65
33	Financial risk management	66
34	Subsequent events	73

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Notes to the Consolidated Financial Statements

1.                  GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of December 31, 2012, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.  On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

1.                  GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2012 and 2011, this special tax reserve amounted to USD 7.6 billion and USD 7.7 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.                  BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2013), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2013.

Detailed below are the companies whose financial statements have been consolidated in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2012	2011	2010

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (2)	Switzerland	Services	100.00%	100.00%	-
Ternium Brasil S.A. (3)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (4)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ylopa - Servicos de Consultadoria Lda. (5)	Portugal	Holding	-	-	94.38%
Consorcio Siderurgia Amazonia S.L. (formerly Consorcio Siderurgia Amazonia S.L.U.) (6)	Spain	Holding	94.38%	94.38%	94.38%
Secor - Servicios Corporativos S.A. (6)	Venezuela	Holding	94.53%	94.38%	94.38%
Ternium Internacional España S.L.U. (3)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (7)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (8)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (8)	Uruguay	Holding	60.94%	60.94%	60.94%
Inversiones Basilea S.A. (9)	Chile	Purchase and sale of real estate and other	-	60.94%	60.94%
Ternium Mexico S.A. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (11)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (11)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (11)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (11)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (formerly Sefimsa S.A. de C.V.) (12)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.72%
Neotec L.L.C. (11)	USA	Holding	88.72%	88.72%	88.72%
Treasury Services S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.72%
APM, S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.72%
Empresas Stabilit S.A. de C.V. (13)	Mexico	Holding	-	-	88.72%
Acerus S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Imsa Monclova S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Internacional Guatemala S.A. (14)	Guatemala	Selling of steel products	99.98%	99.98%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2012	2011	2010

Ternium USA Inc. (11)	USA	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Servicios Integrales Nova de Monterrey S.A. de C.V. (15)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A. (16)	Guatemala	Manufacturing and selling of steel products	-	-	88.72%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	88.18%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	88.01%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	88.66%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	88.72%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Figuraciones S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A.	Colombia	Scrap services company	32.40%	32.40%	32.40%
Recolectora Industrial de Colombia S.A. (18)	Colombia	Scrap services company	-	-	28.70%
Desechos Industriales de Colombia S.A. (18)	Colombia	Scrap services company	-	-	29.70%
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Investments Switzerland AG (3)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (21)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (22)	Peru	Marketing of steel products	-	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (formerly Ternium Internacional de Colombia S.A.) (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (23)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (20)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

2.                  BASIS OF PRESENTATION (continued)

(1) Incorporated in the fourth quarter of 2010.

(2) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Incorporated in the first quarter of 2011.

(3) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(4) Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.

(5) This company was dissolved as of December 27, 2011.

(6) Since December 27, 2011, indirectly through Ternium Investments S.á.r.l. (85.77%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%. Before that, indirectly through Ylopa – Servicos de Consultadoría Lda.

(7) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(8) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(9) This company was dissolved as of November 14, 2012.

(10) Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(11) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 100.00%.

(12) Indirectly through Ternium Mexico S.A. de C.V.  and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(13) Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.

(14) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(15) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%.

(16) This company was merged with Ternium Internacional Guatemala, S.A. during the first quarter of 2011.

(17) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%. Incorporated during 2010.

(18) These companies were sold during the second quarter of 2011.

(19) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%. Incorporated during 2010. (See note 31.)

(20) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(21) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(22) This company was dissolved as of February 18, 2012.

(23) Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(24) Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010.

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Ternium holds 35.6% of Usiminas’ voting rights over the control group and 22.71% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.32%.

As of the date of issuance of these consolidated financial statements, the Company has completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397
Percentage of interest of the Company over opening net assets (1)	11.62%

Interest of the Company over opening net assets	1,126,306

Net assets at fair value vs. book value	534,531
Goodwill	582,773

Total Purchase consideration	2,243,610

(1) This percentage of interest is calculated considering treasury shares.

The Company has performed an impairment test over its investment in Usiminas as of December 31, 2012, and subsequently wrote down the investment by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations.

In 2012, the Company’s investment in Usiminas, which is accounted for under the equity method, contributed a total loss of USD 364 million mainly as a result of the above mentioned impairment of goodwill, a USD 51 million depreciation of the difference between the fair value and book value of net assets and a USD 37 million loss from Usiminas’ net losses in the year.

To determine the recoverable value, the Company used the value in use, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

As a result of this impairment charge and considering the results and all other adjustments to the equity, the investment in Usiminas as of December 31, 2012, is as follows:

Purchase consideration	2,243,610
Dividends received	(4,718)
Share of results	(88,556)
Other comprehensive income	(282,662)
Impairment charge	(275,334)

At December 31, 2012	1,592,340

The aggregated amounts disclosed as Other comprehensive income are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in Brazilian real and are calculated as provided by IAS 21 “The effects of changes in foreign exchange rates”.

On February 18, 2013, Usiminas published its annual accounts as of and for the year ended December 31, 2012, which include the following information:

Summarized balance sheet (in million USD)	As of December 31, 2012

Assets
Non-current	10,763
Current	5,276

Total Assets	16,039

Liabilities
Non-current	(4,335)
Current	(2,645)

Total Liabilities	(6,980)

Minority interest	(932)

Shareholders' equity	8,127
Summarized income statement (in million USD)	As of December 31, 2012

Net sales	6,502
Cost of sales	(6,162)
Gross Profit	340
Selling, general and administrative expenses	(439)
Other operating expenses, net	-
Operating income	(99)
Financial income (expenses), net	(253)
Equity in earnings (losses) of associated companies	31
Income before income tax	(321)
Income tax expense	58
Net Income before minority interest	(263)
Minority interest in other subsidiaries	(56)
Net income (loss) for the year/period	(319)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) of the Usiminas acquisition with cash on hand and, in the case of Ternium Investments, a USD 700 million term loan with a syndicate of banks led by Credit Agricole Corporate and Investment Bank as administrative agent  (the “Ternium facility”).

Ternium Investments’ loans under the Ternium Facility are to be repaid in nine consecutive and equal semi-annual installments commencing on January 2013. The Ternium facility contains covenants customary for transactions of this type, including limitations to additional debt; limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and minimum cash requirements). There are no limitations to the payment of dividends or capital expenditures under the Ternium facility, except in case of non-compliance with the above mentioned covenants.

4.                  ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2011, except for the changes described below.

The Company has early-adopted the following standards, together with the consequential amendments to other IFRS, for the year ended December 31, 2012:

•    IFRS 10, “Consolidated financial statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”.  Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the Company applies it from the earliest practicable date.

•     IFRS 11, “Joint arrangements”: IFRS 11 was issued in May 2011 and replaces all the guidance on joint arrangements included in IAS 31, “Interests in joint ventures”.

•     IFRS 12, “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

•     IAS 27, “Separate financial statements”: IAS 27 was amended in May 2011 following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint arrangements in the separate financial statements of the parent company.

The Company has applied the above standards retrospectively.  The above standards did not result in significant changes to the Company’s financial statements as at the date of the early adoption. Investments in joint ventures are shown together with investments in associates under the caption "Investments in non-consolidated companies". The main change is the deconsolidation of Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V., which was proportionately consolidated until December 31, 2011. Accordingly, no additional disclosures have been considered necessary. See also note 14.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)     Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Prior to January 1, 2012, the Company reported its interests in jointly controlled entities using proportionate consolidation.  The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities were combined on a line-by-line basis with similar items in the Company’s financial statements.  Where the Company transacted with its jointly controlled entities, unrealized profits and losses were eliminated to the extent of the Company’s interest in the joint venture.

The Company has early adopted IFRS 11, ‘Joint arrangements’, on January 1, 2012, and has applied the new policy of equity value for interests in joint ventures occurring on or after January 1, 2010, in accordance with the transition provisions of that Standard.  The Company recognizes its investment in joint ventures at the beginning of the earliest period presented (January 1, 2010) as the deemed cost of the Company’s investments in joint ventures for applying equity accounting.

Investments in non-consolidated companies are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

(b)     Foreign currency translation

(1)   Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional and presentation currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

Due to changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with International Financial Reporting Standards, the Company performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. The main indicators of such change in economic environment are: an increase of revenues determined and denominated in U.S. dollars (which is expected to continue increasing); the elimination of Mexican import duties on steel products effective 2012; an increase in the weight of raw material costs with U.S. dollar-denominated prices; and a determination that capital expenditures in Mexico (which are made to increase supply capabilities in connection with growing automobile exports to the U.S. market) are mainly incurred in U.S. dollars.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates; and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

(c)     Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•     Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•     Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2012 and 2011, there are no instruments classified under this category;

•     Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•    Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2012 and 2011, there are no instruments classified under this category;

•     Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 "Financial Risk management".

(d)     Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-45 years
Production equipment	5-20 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) "Impairment").

(e)     Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of the investment in Mexico and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50- year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2012 and 2011, is approximately 9% per year.

(3) Exploration costs

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure and amortization starts. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

As of December 31, 2012, the carrying amount of goodwill allocated to the Mexico CGU was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations. The carrying amount of goodwill allocated to other CGUs totaled USD 1.5 million.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2012, 2011 and 2010 totaled USD 8.8 million, USD 8.8 million and USD 5.7 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)     Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2012 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 10.0%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Except for the impairment in connection with the investment in Usiminas, at December 31, 2012, 2011 and 2010, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see note 3 (a).

(g)     Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

(h)     Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including stripping costs, depreciation of fixed assets related to the mining activity and amortization of mine exploration costs for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (x) (4)).

(i)     Trade receivables and other receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognized in the income statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

(j)        Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k)   Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2012 and 2011 totals USD 12.0 million and USD 10.4 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)     Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)    Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(n)     Employee liabilities

(1) Pension obligations and other post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

The Company has not early adopted the IAS 19 revised. The impact of adoption as of January 1, 2013, on the change in value of the pension plans is expected to be an approximately USD 88.0 million increase in the present value of unfunded obligations, with the corresponding impact recognized in equity.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

(2)    Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)   Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

As of December 31, 2012 and 2011, the outstanding liability corresponding to the Program amounts to USD 15.2 million and USD 12.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2012 and 2011, is USD 16.6 million and USD 15.1 million, respectively.

(4)  Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)     Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(p)     Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)     Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

(r)     Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2012, the capitalized borrowing costs are not material, amounting to USD 0.3 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

(s)     Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)     Removal of waste materials to access mineral deposits

Costs associated with the removal of overburden and other waste materials are usually known as stripping costs. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

Until December 31, 2012, development stripping costs are expensed when incurred, while production stripping costs are included in the cost of the inventory produced (that is extracted) at each mine individually during the period they are incurred. The impact of stripping costs associated with development is non-material.

Commencing January 1, 2013, development stripping costs that contribute to the future economic benefits of mining operations are capitalized as tangible assets (work in progress). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(u)    Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 26).

(v)    Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2012, the effective portion of designated cash flow hedges amounts to USD 0.2 million (net of taxes) and is included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 32 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 34 "Financial risk management".

(w)    Segment information

Following the new internal organization and reporting used by the Chief Operating Decision Maker (“CODM”) for making decisions, allocating resources and assessing performance, the Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest. Under management view, it also includes the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (the Chief Executive Officer, “CEO”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies, while under management view, these results are included considering 50% of the operations on a line by line basis.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

Comparative amounts have been reclassified to disclose the information according to the reportable segments as of December 31, 2012.

(x)    Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)   Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2012 was 10.0% and no impairment charge resulted from the impairment test performed.

(2)   Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)     Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 17.5 million and USD 15.3 million as of December 31, 2012 and 2011, respectively.

(4)   Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2012 and 2011, the Company recorded no allowance for net realizable value and USD 66.1 million and USD 59.9 million, respectively, as allowance for obsolescence.

(5)     Valuation of the Sidor financial asset

The Sidor financial asset recorded as a result of the nationalization of Sidor was treated as a receivable and valued at its amortized cost using the applicable effective interest rate. The discount rate used to measure this receivable at amortized cost was estimated on the basis of management's best estimate of market rates adjusted to reflect specific risks.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.36%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium's receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.28%, on the basis of the specific risks associated to the third-party promissory notes received as guarantee for full payment of CVG obligations.

For further information on the Sidor nationalization and the rescheduling of the related receivable, refer to Note 27.

(6)     Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•    whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•    whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•    whether the carrying amount of the net assets of the entity is more than its market capitalization;

•    whether evidence is available of obsolescence or physical damage of an asset.

•    whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•    whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

None of the Company's CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (x) (1)), in 2012 and 2011, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas, see note 3 (a).

(7)     Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2012 and 2011, allowance for doubtful accounts totals USD 15.3 million and USD 16.1 million, respectively.

5.                  SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

Following the new internal organization and reporting used by the Chief Operating Decision Maker (“CODM”) for making decisions, allocating resources and assessing performance, the Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

5.                  SEGMENT INFORMATION (continued)

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest. Under management view, it also includes the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies, while under management view, these results are included considering 50% of the operations on a line by line basis.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

Comparative amounts have been reclassified to disclose the information according to the reportable segments as of December 31, 2012.

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,914,658)	(132,357)	175,925	(6,871,090)
Gross profit	1,686,476	58,341	(7,853)	1,736,964

Selling, general and administrative expenses (SG&A)	(804,690)	(4,491)	-	(809,181)
Other operating income, net	(12,261)	380	-	(11,881)

Operating income - IFRS	869,525	54,230	(7,853)	915,902

Management view

Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	798,368	266,209	(7,853)	1,056,724

Reconciliation items:

Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs Equity method)				(20,704)

Operating income - IFRS				915,902

Financial income (expense), net				(117,348)
Equity in earnings of non-consolidated companies				(346,833)

Income before income tax expense - IFRS				451,721

Depreciation and amortization - IFRS	(355,246)	(15,608)	-	(370,854)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2011
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	9,058,948	213,231	(149,347)	9,122,832
Cost of sales	(7,000,661)	(164,340)	144,875	(7,020,127)
Gross profit	2,058,287	48,891	(4,473)	2,102,705

Selling, general and administrative expenses (SG&A)	(833,431)	(5,931)	-	(839,362)
Other operating income, net	(10,788)	(707)	-	(11,495)

Operating income - IFRS	1,214,068	42,253	(4,473)	1,251,848

Financial income (expense), net				(300,422)
Equity in earnings of non-consolidated companies				10,137

Income before income tax expense - IFRS				961,563

Depreciation and amortization - IFRS	(379,352)	(16,637)	-	(395,989)

	Year ended December 31, 2010
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	7,265,669	201,921	(127,689)	7,339,901
Cost of sales	(5,517,236)	(170,654)	127,689	(5,560,201)
Gross profit	1,748,433	31,267	-	1,779,700

Selling, general and administrative expenses (SG&A)	(734,073)	(4,231)	-	(738,304)
Other operating income, net	4,666	(2,504)	-	2,162

Operating income - IFRS	1,019,026	24,532	-	1,043,558

Financial income (expense), net				129,237
Equity in earnings of non-consolidated companies				12,867

Income before income tax expense - IFRS				1,185,662

Depreciation and amortization - IFRS	(355,719)	(18,482)	-	(374,201)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

5.                  SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054

Non-current assets (1)	4,114,225	1,220,886	68,212	5,403,323

	Year ended December 31, 2011
	Mexico	Southern region	Other markets	Total

Net sales	4,544,807	2,980,256	1,597,769	9,122,832

Non-current assets (1)	3,631,484	1,230,370	85,044	4,946,898

	Year ended December 31, 2010
	Mexico	Southern region	Other markets	Total

Net sales	3,829,130	2,422,787	1,087,984	7,339,901

Non-current assets (1)	3,986,611	1,278,707	60,095	5,325,413

REVENUES BY PRODUCT

	Year ended December 31,
	2012	2011	2010

Semi-finished (1)	857	-	30
Hot rolled	2,495,684	2,749,607	2,264,308
Cold rolled	1,342,036	1,458,875	1,213,813
Coated (2)	2,808,765	2,926,301	2,410,849
Roll-formed and tubular (3)	611,551	657,262	487,381
Flat steel products	7,258,893	7,792,045	6,376,381

Semi-finished (4)	28,136	91,955	147,282
Hot rolled (5)	1,284,958	1,125,922	685,854
Long steel products	1,313,094	1,217,877	833,136

Other products	36,067	112,910	130,384

TOTAL SALES	8,608,054	9,122,832	7,339,901

(1) Semi-finished includes slabs.

(2) Coated includes hot-dipped galvanized, electrogalvanized, pre-painted, tin plate and tin-free steel.

(3) Roll-formed and tubular includes steel pipes, tubular products, beams, insulated panels, roofing and cladding, roof tiles and steel decks.

(4) Semi-finished includes billets and round bars.

(5) Hot rolled includes wire rod, bars and stirrups.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

6.                  COST OF SALES

	Year ended December 31,
	2012	2011	2010

Inventories at the beginning of the year	2,123,516	1,943,115	1,341,045
Acquisition of business	-	-	76,771
Translation differences	(103,129)	(227,982)	28,052
Plus: Charges for the year
Raw materials and consumables used and other movements	5,474,845	6,101,699	4,877,797
Services and fees	114,612	124,233	92,590
Labor cost	556,720	535,555	451,479
Depreciation of property, plant and equipment	306,584	313,871	286,896
Amortization of intangible assets	10,851	16,558	19,453
Maintenance expenses	387,672	332,357	320,861
Office expenses	7,360	5,631	5,342
Insurance	7,743	6,783	7,220
Charge of obsolescence allowance	12,289	6,197	11,598
Recovery from sales of scrap and by-products	(44,085)	(40,532)	(40,654)
Others	16,249	26,158	24,866

Less: Inventories at the end of the year	(2,000,137)	(2,123,516)	(1,943,115)
Cost of Sales	6,871,090	7,020,127	5,560,201

7.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2012	2011	2010

Services and fees (1)	97,443	96,750	110,317
Labor cost	212,820	205,938	170,673
Depreciation of property plant and equipment	8,788	15,057	16,906
Amortization of intangible assets	44,632	50,503	50,946
Maintenance expenses	6,904	17,648	11,099
Taxes	113,898	120,040	89,424
Office expenses	44,988	37,014	32,979
Freight and transportation	263,083	269,630	232,184
Increase of allowance for doubtful accounts	855	322	(392)
Others	15,770	26,460	24,168
Selling, general and administrative expenses	809,181	839,362	738,304

(1)   Includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries during the year ended December 31, 2012 that amounted to USD 4,228, including USD 3,569 for audit services, USD 296 for audit-related services, USD 159 for tax services and USD 204 for all other services.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

8.                  LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2012	2011	2010
Wages, salaries and social security costs	699,899	672,689	568,434
Termination benefits	37,176	38,093	27,547
Pension benefits (Note 22 (i))	32,465	30,711	26,171
Labor costs	769,540	741,493	622,152

9.                  OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011	2010

Results from the sale of sundry assets	3,916	(4,176)	(4,681)
Provision for legal claims and other matters (Note 20 and 25 (ii))	(5,754)	(29,932)	(5,543)
Fees related to the repurchase of shares from Usiminas (Note 30)	-	10,200	-
Others	(10,043)	12,413	12,386
Other operating (expenses) income, net	(11,881)	(11,495)	2,162

10.              OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011	2010

Net foreign exchange gain (1)	11,429	(236,098)	123,412
Change in fair value of financial instruments	11,041	7,968	1,545
Debt issue costs	(5,814)	(5,078)	(4,562)
Others	(8,791)	(6,483)	(5,528)
Other financial income, net	7,865	(239,691)	114,867

(1)   See note 4 (b)(1), in connection with the change in functional currency in Mexican subsidiaries.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

11.              INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2012	2011	2010
Current tax	(298,082)	(365,207)	(408,268)
Deferred tax (Note 21)	34,252	42,433	(2,344)
Deferred tax – effect of changes in tax rates	(5,769)	-	-
Effect of change in fair value of cash flow hedge	2,808	6,701	4,419
Recovery of income tax (1)	2,224	4,417	-
Income tax expense	(264,567)	(311,656)	(406,193)

(1) Represents gains recorded in 2011 and 2012 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in such years.

Income tax expense for the years ended December 31, 2012, 2011 and 2010 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2012	2011	2010
Income before income tax	451,721	961,563	1,185,662

Income tax expense at statutory tax rate	(208,748)	(288,352)	(363,500)
Non taxable income	1,013	5,929	2,593
Non deductible expenses	(53,289)	(28,198)	(40,956)
Unrecognized tax losses	-	(5,452)	(4,330)
Recovery of income tax	2,224	4,417	-
Effect of changes in tax rate	(5,769)	-	-
Income tax expense	(264,567)	(311,656)	(406,193)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

12.              PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2012
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,103

Translation differences	(4,255)	(152,844)	(190,298)	(10,058)	(37,534)	(5,125)	(400,114)
Additions	32,653	703	10,541	5,375	907,618	21,218	978,108
Capitalized borrowing costs	-	-	-	-	349	-	349
Disposals / Consumptions	-	(1,278)	(10,025)	(4,546)	(21,263)	(691)	(37,803)
Transfers	(6,628)	201,317	153,015	5,331	(359,664)	-	(6,629)

Values at the end of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Depreciation
Accumulated at the beginning of the year	-	(648,820)	(1,960,146)	(123,936)	-	(2,013)	(2,734,915)

Translation differences	-	76,255	156,373	9,262	-	286	242,176
Depreciation charge	-	(101,891)	(206,962)	(5,182)	-	(1,337)	(315,372)
Disposals / Consumptions	-	522	4,836	2,857	-	(1)	8,214

Accumulated at the end of the year	-	(673,934)	(2,005,899)	(116,999)	-	(3,065)	(2,799,897)

At December 31, 2012	498,757	1,094,260	1,748,551	25,629	1,021,352	49,568	4,438,117

	Year ended December 31, 2011
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	489,750	1,799,404	4,088,812	152,280	312,749	37,148	6,880,142

Translation differences	(59,328)	(158,079)	(397,830)	(12,920)	(49,772)	(2,955)	(680,883)
Additions	46,565	2,514	4,171	4,359	470,323	3,171	531,103
Disposals / Consumptions	-	(10,412)	(10,458)	(3,942)	(1,315)	(133)	(26,260)
Transfers	-	86,869	106,521	6,749	(200,139)	-	(0)

Values at the end of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,102

Depreciation
Accumulated at the beginning of the year	-	(611,089)	(1,936,395)	(127,363)	-	(1,610)	(2,676,457)

Translation differences	-	53,672	189,656	10,570	-	130	254,028
Depreciation charge	-	(96,190)	(222,775)	(9,393)	-	(570)	(328,928)
Disposals / Consumptions	-	4,787	9,369	2,250	-	37	16,443

Accumulated at the end of the year	-	(648,820)	(1,960,146)	(123,936)	-	(2,013)	(2,734,915)

At December 31, 2011	476,987	1,071,476	1,831,071	22,590	531,846	35,218	3,969,187

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

13.              INTANGIBLE ASSETS, NET

	Year ended December 31, 2012
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,806

Translation differences	(8,003)	-	-	(149)	-	-	(8,152)
Additions	35,496	-	8,988	-	-	-	44,484
Transfers	-	-	-	-	-	-	-

Values at the end of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Depreciation
Accumulated at the beginning of the year	(85,259)	(50,849)	-	(125,304)	(55,684)	-	(317,096)

Translation differences	6,653	-	-	-	(6)	-	6,647
Depreciation charge	(7,379)	(8,883)	-	(31,001)	(8,220)	-	(55,483)

Accumulated at the end of the year	(85,985)	(59,732)	-	(156,305)	(63,910)	-	(365,932)

At December 31, 2012	79,530	51,589	26,658	133,867	9,755	663,807	965,206

	Year ended December 31, 2011
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	117,983	109,809	24,539	324,670	81,023	750,127	1,408,151

Translation differences	(14,306)	(14,981)	(1,929)	(34,349)	(7,358)	(86,320)	(159,243)
Additions	34,345	-	11,553	-	-	-	45,898
Transfers	-	16,493	(16,493)	-	-	-	-

Values at the end of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,807

Depreciation
Accumulated at the beginning of the year	(82,411)	(47,600)	-	(108,711)	(47,701)	-	(286,423)

Translation differences	8,372	6,635	-	15,032	6,349	-	36,388
Depreciation charge	(11,220)	(9,884)	-	(31,625)	(14,332)	-	(67,061)

Accumulated at the end of the year	(85,259)	(50,849)	-	(125,304)	(55,684)	-	(317,096)

At December 31, 2011	52,763	60,472	17,670	165,017	17,981	663,807	977,710

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2012	2011
At the beginning of the year	94,875	96,212

Other comprehensive income	(276,420)	(11,404)
(Disposals)/Acquisitions	2,243,610	(70)
Dividends received from non-consolidated companies	(4,718)	-
Equity in earnings of non-consolidated companies	(71,499)	10,137
Impairment charge	(275,334)	-

At the end of the year	1,710,514	94,875

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (1)	Brazil	Manufacturing and selling of steel products	22.71%	-	1,592,340	-
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (2)	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	106,167	85,563
Exiros B.V. (3)	Netherlands	Holding company	50.00%	50.00%	8,986	7,299
Finma S.A.I.F. (4)	Argentina	Consulting and financial services company	33.33%	33.33%	1,977	1,429
Arhsa S.A. (4)	Argentina	Consulting and financial services company	33.33%	33.33%	867	380
Techinst S.A. (5)	Argentina	Consulting and financial services company	33.33%	33.33%	177	204
					1,710,514	94,875

(1) Indirectly through the participation in Prosid Investments S.C.A., Siderar S.A.I.C. and Ternium Investments S.à r.l. since January 16, 2012.

(2) Indirectly through the participation in Ternium México S.A. de C.V.

(3) Indirectly through the participation in Ternium Investments Switzerland A.G.

(4) Indirectly through the participation in Siderar S.A.I.C.

(5) Indirectly through the participation in Ternium Treasury Services S.A.

Value of investment	USIMINAS

At January 1, 2012	-
Purchase consideration	2,243,610
Dividends received	(4,718)
Share of results	(88,556)
Other comprehensive income	(282,662)
Impairment charge	(275,334)

At December 31, 2012	1,592,340

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

For information related to Usiminas’ net assets and results as of and for the year ended December 31, 2012, see note 3.

The following information includes net assets in connection with the investment in Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V.. As mentioned in note 4, this investment was deconsolidated retrospectively, as it was proportionately consolidated until December 31, 2011.

Summarized balance sheet (in million USD)	As of December 31,
	2012	2011

Assets
Non-current	184	144
Current	127	100

Total Assets	311	244

Liabilities
Non-current	(28)	(25)
Current	(71)	(48)

Total Liabilities	(99)	(73)

Net assets	212	171

15.              OTHER INVESTMENTS, NET – NON CURRENT

	As of December 31,
	2012	2011
Investments in debt instruments	6,950	13,900
Others	187	187
Other investments, net – Non-current	7,137	14,087

16.              RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
Receivables with related parties (Note 28)	115	197
Employee advances and loans	7,792	8,163
Advances to suppliers for the purchase of property, plant and equipment	57,347	98,455
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 28)	4,314	290
Tax credits	295	12,582
Others	2,964	4,514
Receivables, net – Non-current	72,827	124,201

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

16.              RECEIVABLES, NET – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2012	2011
Value added tax	73,716	12,014
Tax credits	36,371	43,299
Employee advances and loans	8,922	8,980
Advances to suppliers	32,877	5,841
Advances to suppliers with related parties (Note 28)	8	955
Expenses paid in advance	5,075	6,962
Government tax refunds on exports	3,840	3,092
Receivables with related parties (Note 28)	1,772	286
Others	24,631	10,086
Receivables, net – Current	187,212	91,515

17.              TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
Trade receivables	5,029	7,672
Allowance for doubtful accounts (Note 20)	-	(146)
Trade receivables, net – Non-current	5,029	7,526

	As of December 31,
	2012	2011
Current accounts	726,986	715,543
Trade receivables with related parties (Note 28)	23,458	46,363
Allowance for doubtful accounts (Note 20)	(15,304)	(16,002)
Trade receivables, net - Current	735,140	745,904

18.              INVENTORIES, NET

	As of December 31,
	2012	2011
Raw materials, materials and spare parts	575,212	580,150
Goods in process	1,001,625	1,055,660
Finished goods	397,765	414,586
Goods in transit	91,637	133,032
Obsolescence allowance (Note 20)	(66,102)	(59,912)
Inventories, net	2,000,137	2,123,516

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

19.              CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2012	2011
(i) Other investments
Deposits with maturity of more than three months	160,750	281,676

(ii) Cash and cash equivalents
Cash and banks	98,052	115,502
Restricted cash	941	248
Deposits with maturity of less than three months	461,314	2,042,294
Cash and cash equivalents	560,307	2,158,044

20.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non-current	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2012
Values at the beginning of the year	146	15,340
Translation differences	(5)	(1,488)
Additions	-	6,185
Reversals	(141)	(431)
Uses	-	(2,108)
At December 31, 2012	-	17,498

Year ended December 31, 2011
Values at the beginning of the year	354	16,144
Translation differences	(23)	(2,228)
Additions	-	31,289
Reversals	(185)	(1,357)
Uses	-	(28,508)
At December 31, 2011	146	15,340

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

20.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets
	Allowance for doubtful accounts	Obsolescence allowance
Year ended December 31, 2012
Values at the beginning of the year	16,002	59,911
Translation differences	(174)	(1,676)
Additions	1,442	27,769
Reversals	(445)	(15,480)
Uses	(1,521)	(4,422)
At December 31, 2012	15,304	66,102

Year ended December 31, 2011
Values at the beginning of the year	16,860	67,488
Translation differences	(1,103)	(7,305)
Additions	2,640	32,458
Reversals	(2,133)	(26,261)
Uses	(262)	(6,469)
At December 31, 2011	16,002	59,911

21.              DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2012	2011
At beginning of the year	(732,475)	(857,087)

Translation differences	34,442	82,177
Effect of changes in tax rate	(5,769)	-
Deferred tax credit (charge)	34,252	42,435

At the end of the year	(669,550)	(732,475)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

21.              DEFERRED INCOME TAX

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2012

At the beginning of the year	(580,780)	(59,415)	(49,881)	(169,700)	(859,776)

Translation differences	18,198	38	1,512	19,222	38,970
Effect of changes in tax rate	(1,232)	(1,159)	-	-	(2,391)
Income statement credit (charge)	47,872	12,154	(20,341)	(16,104)	23,581
At the end of the year	(515,942)	(48,382)	(68,710)	(166,582)	(799,616)

Deferred tax assets	Provisions	Trade Receivables	Tax losses (1)	Other	Total at December 31, 2012

At the beginning of the year	60,414	8,804	15,879	42,204	127,301

Translation differences	(3,341)	(373)	-	(814)	(4,528)
Effect of changes in tax rate	-	-	(3,481)	103	(3,378)
Income statement credit (charge)	(2,415)	(140)	5,795	7,431	10,671
At the end of the year	54,658	8,291	18,193	48,924	130,066

(1) As of December 31, 2012, the recognized deferred tax assets on tax losses amount to USD 18,193 and the net unrecognized deferred tax assets amount to USD 15,659. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2012	2011
Deferred tax assets to be recovered after more than 12 months	83,341	73,102
Deferred tax liabilities to be settled after more than 12 months	(720,231)	(799,749)
	(636,890)	(726,647)

22.              OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
(i) Other liabilities - Non-current
Termination benefits	3,323	4,238
Pension benefits	175,802	151,752
Other	45,831	40,984
Other liabilities – Non-current	224,956	196,974

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

22.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Pension benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	As of December 31,
	2012	2011
Present value of unfunded obligations	282,824	246,825
Unrecognized prior service costs	(3,150)	(3,529)
Unrecognized actuarial losses	(83,465)	(71,646)
Fair value of plan assets	(20,407)	(19,898)
Liability in the statement of financial position	175,802	151,752

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2012	2011
Current service cost	6,276	6,000
Interest cost	21,805	21,708
Amortization of prior service costs	658	818
Net actuarial losses recognized in the year	3,726	2,185
Total included in labor costs	32,465	30,711

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	151,752	162,189

Transfers, new participants and funding of the plan	(17,445)	(19,321)
Total expense	32,465	30,711
Translation differences	10,927	(20,764)
Contributions paid	(1,897)	(1,063)
At the end of the year	175,802	151,752

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

22.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2012	2011
Discount rate	8.25%	8.75%
Rate of compensation increase	4.00%	4.00%

Argentina	Year ended December 31,
	2012	2011
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2012	2011
(ii) Other liabilities – Current
Payroll and social security payable	70,070	95,684
Termination benefits	10,459	8,547
Related Parties (Note 28)	3,323	4,052
Others	4,688	4,640
Other liabilities – Current	88,540	112,923

23.              DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2012 and 2011 were as follows:

	As of December 31,
	2012	2011
Contracts with positive fair values:

Foreign exchange contracts	64	50
	64	50
Contracts with negative fair values:

Interest rate swap contracts	(271)	(19,264)
Foreign exchange contracts	-	(10,638)
	(271)	(29,902)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2012, most of the Company’s long-term borrowings were at variable rates.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

23.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

On February 23, 2007, Ternium Mexico entered into several interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 140 million, in an average range of 4.19% to 6.00%. These agreements were due in March 2012.

On June 18, 2008, Ternium Mexico entered into several knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements were due in July 2012 and as of December 31, 2012, there is no residual on the notional amount.

On September 27, October 12 and November 5, 2012, Tenigal entered into several interest rate starting forward swap agreements that fix the interest rate to be paid over an aggregate amount of USD 45 million, in an average rate of 1.71% to 1.74%. These agreements will be effective starting on July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2012, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.2) million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income Tax	Total

At December 31, 2010	(31,964)	9,590	(22,374)
(Decrease) / Increase	(657)	197	(460)
Reclassification to income statement	22,994	(6,898)	16,096
At December 31, 2011	(9,627)	2,889	(6,738)
(Decrease) / Increase	(553)	165	(388)
Reclassification to income statement	9,910	(2,973)	6,937
At December 31, 2012	(270)	81	(189)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2012 (amounting to a loss of USD 0.3 million) is expected to be reclassified to the income statements beginning on July 2014.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2011, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. The notional amount hedged as of December 31, 2012 was ARS 1.4 billion with an average forward price of 5.27 ARS per USD.

Furthermore, during 2011, Ferrasa Colombia S.A.S. has been hedging the exposure of certain trade receivables denominated in its local currency through non-deliverable forward agreements. As of December 31, 2012, there is no residual notional amount on these agreements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

23.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

On December 14, 2011, Ternium Mexico S.A. de C.V. entered into a forward agreement over an aggregate notional amount of MXN 627.5 million, at an exchange rate of 13.94 MXN per USD, to manage its operating exposure in MXN. This agreement were due in January 19, 2012 and as of December 31, 2012, there is no residual notional amount on this agreement.

During December 2011 and in connection with the purchase of the investment in Usiminas (see note 3), both Ternium Investments S.a.r.l., through its Zug branch, and Prosid Investments entered into several non-deliverable forward and forward exchange collar agreements to manage the exchange rate exposure generated by the share purchase agreement in BRL against USD. The notional amount hedged as of December 31, 2011 by Ternium Investments S.a.r.l. and Prosid Investments was BRL 2.9 billion and BRL 1.0 billion, respectively. These agreements were due in January 2012 and had been accounted for as cash flow hedges. As of December 31, 2012, there is no residual cash flow hedge reserve related to these agreements.

The net fair values of the exchange rate derivative contracts as of December 31, 2012 and December 31, 2011 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2012	2011

BRL/USD	ND Forward (1)	-	-	(8,902)
ARS/USD	ND Forward	1.4 billion ARS	64	(1,653)
MXN/USD	Forward	-	-	(83)
COP/USD	ND Forward	-	-	50
			64	(10,588)

(1)   These foreign exchange contracts were accounted for as cash flow hedges.

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

24.              BORROWINGS

	As of December 31,
	2012	2011
(i) Non-current
Bank borrowings	1,309,743	951,469
Less: debt issue costs	(6,990)	(2,974)
	1,302,753	948,495
(ii) Current
Bank borrowings	1,127,007	1,050,068
Less: debt issue costs	(5,397)	(2,427)
	1,121,610	1,047,641

Total Borrowings	2,424,363	1,996,136

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

24.              BORROWINGS (continued)

The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2013	2014	2015 and thereafter	2012	2011

Fixed Rate	536,159	17,599	17,002	570,760	484,996
Floating Rate	585,450	617,378	650,775	1,853,603	1,511,140

Total	1,121,609	634,977	667,777	2,424,363	1,996,136

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentina pesos and which also include the effect of derivative financial instruments- at year-end were as follows:

	As of December 31,
	2012	2011
Bank borrowings	5.99%	5.13%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2012 and 2011, respectively.

Breakdown of borrowings by currency is as follows:

Currencies	Contract	As of December 31,
		2012	2011
USD	Floating	1,699,371	1,357,795
USD	Fixed	5,522	1,690
ARS	Floating	328	467
ARS	Fixed	542,686	460,946
BRL	Floating	18,028	17,177
COP	Floating	135,876	125,300
CRC	Fixed	6,887	6,475
GTQ	Fixed	15,665	15,885
MXN	Floating	-	10,401

Total Borrowings		2,424,363	1,996,136

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

24.              BORROWINGS (continued)

The outstanding balance of the facility refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico repaid the remaining USD 0.2 billion principal amount of the loans that was not refinanced.

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 17.3 million as of December 31, 2012.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.

On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.

On June 8, October 31 and October 15, 2012 the Company was notified of a ruling issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 1.8 million as of December 31, 2012 as management considers there could be a potential cash outflow.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assesses an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN 4,230 Million (approximately USD 325 million) at December 31, 2012, in taxes and penalties. On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a)   Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 79.9 million and is due to terminate in 2018.

(b)   Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 99.8 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon.  The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 52.7 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 141.3 million to satisfy the requirements through 2030 of a new separation facility to be constructed as part of Siderar's expansion plan.  As a result of the several global crises that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, Siderar put the new separation facility project on hold and the parties engaged in discussions for the renegotiation of the contract.  In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through September 30, 2012, and Siderar agreed to purchase from Air Liquide Argentina certain equipment for an aggregate amount of approximately USD 21.8 million. As of December 31, 2012, Siderar paid advances in connection with equipment purchase orders in an amount of USD 12.8 million. On May 15, 2012, Siderar notified to Air Liquide Argentina its decision to resume the construction of the new facility and, as a result, Air Liquide Argentina will be required to repurchase all the equipment purchase orders at the price paid by Siderar. On January 30, 2013, Siderar and Air Liquide Argentina reached a new agreement on the new term for the separation facility project and the parties’ rights and obligations related to it. As a consequence of this new agreement, Air Liquide Argentina will have to repurchase the purchase orders of the previously mentioned equipment.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d)   Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 444.2 million to be expended during 2013.

(e) The production process of Ternium Mexico’s (former Hylsa's plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 0.8 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 24% of Ternium Mexico's electricity needs.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 183 million and the contract will terminate in 2018.

(g) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International Investment Holding and Donkuk Steel Mill Co., were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required to purchase, in the aggregate, approximately 78% of the steel slab production of Corus’ former Teesside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.

In addition, the off-takers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated that would exceed USD 150 million  (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers would have under the off-take framework agreement (a limitation that Corus disputed).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.

On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers's termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.

On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. The tribunal formally admitted new claims and counterclaims into the arbitration proceedings on April 10, 2011.

On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award.  The off-takers paid that amount around mid-May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD 16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.

On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD 124 million (including the USD 16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata GBP 1.8 million and EUR 0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD 21.3 million) on June 17, 2011.

On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn. On July 8, 2011 and as a consequence of the settlement reached among the parties, the tribunal declared the termination of the arbitration proceedings.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(iii)  Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2012, this reserve reached the above-mentioned threshold.

As of December 31, 2012, Ternium may pay dividends up to USD 6.0 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2012
Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2011 (1)	5,982,630
Loss for the year	(7,329)
Total shareholders’ equity under Luxembourg GAAP	9,594,640

(1) As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see Note 30), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

26.              EARNINGS PER SHARE

As of December 31, 2012, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2012, 2011 and 2010, the weighted average of shares outstanding totaled 1,963,076,776, 1,968,327,917 and 2,004,743,442 shares, respectively. See note 30.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2012	2011	2010
Profit from continuing operations attributable to equity holders of the Company	139,235	513,540	622,076

Weighted average number of ordinary shares in issue	1,963,076,776	1,968,327,917	2,004,743,442

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.07	0.26	0.31

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

27.              DISCONTINUED OPERATIONS – NATIONALIZATION OF SIDOR

On March 31, 2008, Ternium S.A. (the “Company”) controlled, through its Spanish subsidiary Consorcio Siderurgia Amazonia S.L. (“Amazonia”), approximately 59.7% of Venezuelan steelmaker Sidor C.A., while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor. On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor, and on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations.

On May 7, 2009, the Company and Amazonia completed the transfer of their entire 59.7% interest in Sidor to CVG, and the Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares.  Of that amount, CVG paid USD 400 million in cash at closing.  The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events. CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for November 2010 payment.

On December 18, 2010, the Company and Amazonia reached an agreement with CVG on the rescheduling of the unpaid balance of USD 257.4 million, and CVG agreed to make a USD 7 million cash payment and five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012.  The final two installments, however, were not paid when due and, on July 20, 2012, the Company and Amazonia initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID), seeking payment of the unpaid amounts. On October 10, 2012, the Company received the payment of the outstanding amount of USD 136.7 million. The receipt of that payment resolved the pending dispute relating to the nationalization of Sidor.

In the year ended December 31, 2012 and 2011, the Company recorded gains in the amount of USD 0.4 million and USD 11.4 million, respectively. These gains are included in “Interest income” in the Income Statement and represent the accretion income over the receivable held against CVG.

28.              RELATED PARTY TRANSACTIONS

As of December 31, 2012, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

28.              RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2012	2011	2010
(i) Transactions

(a) Sales of goods and services and others
Sales of goods to non-consolidated parties	171	14,182	-
Sales of goods to other related parties	216,392	167,786	172,337
Sales of services and others to non-consolidated parties	173	109	65
Sales of services and others to other related parties	616	1,682	1,763
	217,352	183,759	174,165
(b) Purchases of goods and services and others
Purchases of goods from non-consolidated parties	312,106	111,900	84,206
Purchases of goods from other related parties	75,482	58,219	49,735
Purchases of services and others from non-consolidated parties	43,708	42,762	38,939
Purchases of services and others from other related parties	248,647	129,844	114,377
	679,943	342,725	287,257
(c) Financial results
Income with non-consolidated parties	-	95	78
Expenses with non-consolidated parties	(308)	(21)	(982)
	(308)	74	(904)
(d) Dividends received
Dividends received from non-consolidated parties	4,718	-	302

(ii) Year-end balances		At December 31,
		2012	2011
a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties		1,102	16,124
Receivables from other related parties		24,243	30,723
Advances to suppliers with other related parties		4,321	1,245
Payables to non-consolidated parties		(69,746)	(24,042)
Payables to other related parties		(68,792)	(50,265)
Borrowings to non-consolidated parties		-	(12,182)
		(108,872)	(38,397)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2012 the cash compensation of Officers and Directors amounted to USD 13,076. In addition, Officers received 660.000 Units for a total amount of USD 1,883 in connection with the incentive retention program mentioned in note 4 (n)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

29.              INVESTMENTS IN MEXICO

On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form an operation in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market.  The company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.

Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year.  Ternium expects that construction of the facility would require a total investment of approximately USD 350 million. The plant is currently expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers.

In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investment of approximately USD 700 million. As of December 31, 2012, the amount invested in property, plant and equipment totaled USD 245 million.

30.              REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usiminas and Techint Holdings S.à.r.l. (“Techint”).  The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares.  Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively.  In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas no longer owns any Ternium shares.  In addition, the two members of Ternium’s Board of Directors nominated by Usiminas resigned from the Ternium Board.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

30.              REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING (continued)

Related to the dividends distributed on May 2, 2012, and June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million and USD 3.1 million, respectively, were included in equity as less dividend paid.

31.              OTHER REQUIRED DISCLOSURES

(a)    Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income Tax	Total

At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)
(Decrease) / Increase	(657)	197	(460)	(433,633)
Reclassification to income statement	22,994	(6,898)	16,096	-
At December 31, 2011	(9,627)	2,889	(6,738)	(1,113,090)
(Decrease) / Increase	(553)	165	(388)	(425,448)
Reclassification to income statement	9,910	(2,973)	6,937	-
At December 31, 2012	(270)	81	(189)	(1,538,538)

(b)    Statement of cash flows

		Year ended December 31,
		2012	2011	2010
(i)	Changes in working capital (1)
	Inventories	20,250	(410,088)	(496,678)
	Receivables and others	(86,319)	(8,635)	32,487
	Trade receivables	38,219	(136,547)	(170,630)
	Other liabilities	(41,456)	25,332	63,062
	Trade payables	92,839	130,646	134,681
		23,533	(399,292)	(437,078)
(ii)	Income tax accrual less payments
	Tax accrued (Note 11)	264,567	311,656	406,193
	Taxes paid	(220,197)	(571,920)	(179,838)
		44,370	(260,264)	226,355
(iii)	Interest accruals less payments
	Interest accrued	150,302	105,570	70,771
	Interest paid	(149,486)	(62,523)	(70,830)
		816	43,047	(59)

(1) Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

32.              RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2012 and have not been early adopted:

(i) International Accounting Standard 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013. See also note 4 (n)(1).

(ii) International Accounting Standard 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future.  IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

(iii) International Financial Reporting Standard 9 (amended 2011), “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement. This interpretation is applicable for annual periods beginning on or after 1 January 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

(iv) International Financial Reporting Standard 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

(v) IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”

In October 2011, the IFRIC issued IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”. IFRIC addresses the recognition of production stripping costs as an asset and the measurement of the stripping activity asset. IFRIC 20 must be applied for annual periods beginning on or after 1 January 2013.

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

The following standards, amendments to standards and interpretations are not effective for the financial year beginning January 1, 2012, but the Company has decided to early adopt them:

(i) International Financial Reporting Standard 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

32.              RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(ii) International Financial Reporting Standard 11, “Joint arrangements”

In May 2011, the IASB issued IFRS 11, “Joint arrangements”. IFRS 11 sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that defined type of joint arrangement. IFRS 11 must be applied for annual periods beginning on or after 1 January 2013.

(iii) International Financial Reporting Standard 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

33.              FINANCIAL RISK MANAGEMENT

1)    Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2012. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD	ARS

US dollar (USD)	-	53
EU euro (EUR)	(53)	(8)
Mexican peso (MXN)	(180)	-
Colombian peso (COP)	(65)	-
Other currencies	4	-

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 2.1 million higher (USD 16.3 million lower as of December 31, 2011), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 2.5 billion, the currency translation adjustment included in total equity would have been USD 24.5 million lower (USD 37.2 million lower as of December 31, 2011; see note 4 (b) (1)), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso, the Colombian peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments, which also includes the effect of derivative financial instruments, was 5.99% and 5.13% for 2012 and 2011, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2012 and 2011, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Ternium’s total variable interest rate debt amounted to USD 1,843 million (76.0% of total borrowings) at December 31, 2012 and USD 1,511 million (75.7% of total borrowings) at December 31, 2011.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2012, excluding borrowings with derivatives contracts mentioned in Note 23(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2012 would have been USD 21.6 million lower (USD 12.1 million lower as of December 31, 2011).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 25(ii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2012, trade receivables total USD 740.2 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 5.7 million, credit insurance of USD 507.0 million and other guarantees of USD 18.8 million.

As of December 31, 2012, trade receivables of USD 651.8 million were fully performing.

As of December 31, 2012, trade receivables of USD 71.1 million were past due. These trade receivables as of December 31, 2012, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 15.3 million as of December 31, 2012.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2012, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	561
EU euro (EUR)	23
Argentine peso (ARS)	91
Mexican peso (MXN)	220
Colombian peso (COP)	105
1,000

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The Company has negotiated additional credit facilities in its Argentine subsidiaries and renegotiated a part of an existing credit facility in Mexico (see note 24).

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2013	2014	2015	2016	Thereafter

Borrowings	1,122	635	236	274	157
Interests to be accrued (1)	81	39	24	12	3
Trade payables and other liabilities	736	3	3	3	9
Derivatives financial instruments	-	-	-	-	-
Total	1,939	677	263	289	169

(1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2012 total borrowings less cash and cash equivalents and other current investments amounted to USD 1,703.3 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.27 and 0.23 as of December 31, 2012 and 2011, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

2)     Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

At December 31, 2012 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	46,196	-	46,196
Derivative financial instruments	-	64	64
Trade receivables	740,169	-	740,169
Other investments	16,737	150,963	167,700
Cash and cash equivalents	55,016	505,291	560,307

Total	858,118	656,318	1,514,436

At December 31, 2012 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	26,347	26,347
Trade payables	-	727,795	727,795
Derivative financial instruments	271	-	271
Borrowings	-	2,424,363	2,424,363

Total	271	3,178,505	3,178,776

At December 31, 2011 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	32,226	-	32,226
Derivative financial instruments	-	50	50
Trade receivables	753,430	-	753,430
Other investments	46,535	249,041	295,576
Cash and cash equivalents	26,345	2,131,699	2,158,044

Total	858,536	2,380,790	3,239,326

At December 31, 2011 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	13,117	13,117
Trade payables	-	670,282	670,282
Derivative financial instruments	29,902	-	29,902
Borrowings	-	1,996,135	1,996,135

Total	29,902	2,679,534	2,709,436

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement at December 31, 2012 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	505,291	389,032	116,259
Other investments	150,963	130,926	20,037
Derivatives financial instruments	64	-	64
Total assets	656,318	519,958	136,360

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	271	-	271
Total liabilities	271	-	271

	Fair value measurement at December 31, 2011 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	2,131,699	1,971,016	160,683
Other investments	249,041	213,654	35,387
Derivatives financial instruments	50	-	50
Total assets	2,380,790	2,184,670	196,120

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	29,902	-	29,902
Total liabilities	29,902	-	29,902

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

3)     Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2012, the effective portion of designated cash flow hedges amounts to USD 0.2 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 23. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)    Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

34.              SUBSEQUENT EVENTS

On February 4, 2013, the Company announced that it was made aware by Tenaris S.A. (Tenaris) of the filing of a lawsuit in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.àr.l., its subsidiary Siderar, and Confab Industrial S.A. (Confab), a Brazilian subsidiary of Tenaris. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012.

As informed by Tenaris, the CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%. None of the Ternium subsidiaries named in the CSN lawsuit has yet been properly notified of the claims.

Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, Ternium will defend itself vigorously.

Pablo Brizzio

Chief Financial Officer

Audited Annual Accounts

as at December 31, 2012

Ternium S.A.

 Société Anonyme

29, avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
R.C.S. Luxembourg B-98-668

Index to annual accounts

Page
Audit Report	2
Balance sheets	4
Profit and loss accounts	5
Notes to the annual accounts	6-10

PricewaterhouseCoopers Société Coopérative Réviseur d’Entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Telephone +352 494848-1 Facsimile +352 494848-2900 www.pwc.com/lu info@lu.pwc.com

Audit report

To the Shareholders of

Ternium S.A.

We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at 31 December 2012, the profit and loss account for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Ternium S.A. as of 31 December 2012, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

PricewaterhouseCoopers Société coopérative                                                               Luxembourg, 20 February 2013

Represented by

Fabrice Goffin

Balance sheets as at December 31, 2012 and 2011

(expressed in United States Dollars)

		Notes	12/31/2012	12/31/2011

			USD	USD
	ASSETS

C.	Fixed assets
III.	Financial Fixed Assets
1.	Shares in affiliated undertakings	2	9,600,997,789	9,778,048,381
			9,600,997,789	9,778,048,381
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings and becoming due and payable after less than one year	7	7,168,245	1,299,358
4.	Other receivables becoming due and payable after less than one year		4,117	-
			7,172,362	1,299,358
IV.	Cash at bank and in hand		24,891	37,743
	Total assets		9,608,195,042	9,779,385,482
	LIABILITIES
A	Capital and reserves	5
I.	Subscribed capital		2,004,743,442	2,004,743,442
II.	Share Premium		1,414,121,505	1,414,121,505
IV.	Reserves
1.	Legal reserve	6	200,474,346	200,474,346
2.	Other Reserves			-
V.	Profit or loss brought forward		5,982,629,611	6,153,015,199
VI.	Result for the financial year		(7,328,634)	(20,029,830)
			9,594,640,270	9,752,324,662
C.	Provisions
1.	Provisions for pensions and similar obligations	4.7	8,250,908	5,741,194
			8,250,908	5,741,194
D.	Non-subordinated debts
6	Amounts owed to affiliated undertakings
	a) becoming due and payable after less than one year	7	3,209,461	19,469,263
	b) becoming due and payable after more than one year		-	-
9	Other creditors
	a) becoming due and payable after less than one year		2,094,403	1,850,363
			13,554,772	27,060,820
	Total Shareholders´equity and liabilities		9,608,195,042	9,779,385,482

The accompanying notes are an integral part of these annual accounts.

Profit and loss accounts for the years ended

December 31, 2012 and 2011

(expressed in United States Dollars)

	Note	12/31/2012	12/31/2011
		USD	USD
A. CHARGES

5. Other operating charges	9	27,066,582	30,011,798
8. Interest payable and similar charges
a) concerning affiliated undertakings		283,650	221,241
b) other interest payable and similar charges		6,428	7,156
10. Tax on profit or loss	8	1,525	2,207
TOTAL CHARGES		27,358,185	30,242,402

B. INCOME

5. Other operating income		-	10,200,000
6. Income from financial fixed assets
a) derived from affiliated undertakings	10	20,000,000	-
7. Income from financial current assets
a) derived from affiliated undertakings		2,060	612
b) other income		27,491	11,960
10. Loss for the financial year		7,328,634	20,029,830

Total income		27,358,185	30,242,402

The accompanying notes are an integral part of these annual accounts.

Notes to the accounts

Note 1 – General information.

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the non-distributable reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

Note 2- Shares in affiliated undertakings

On August 3, 2011, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. (“Ternium”) where Ternium Investments S.à r.l. pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of cancellation of loans granted to Ternium, the reduction in the capital of Ternium Investments made on August 3, 2011, amounted to USD 155,170,693.

Notes to the Accounts (Contd.)

On June 15, 2012, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. (“Ternium”) where Ternium Investments S.à r.l. pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of cancellation of loans granted to Ternium, the reduction in the capital of Ternium Investments made on June 15, 2012, amounted to USD 177.050.592.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2012 consist of:

Company	Country	% of beneficial ownership	Book value at 12.31.2011	Net Additions/	Book value at 12.31.2012	Equity at 12.31.2012	Results Period finishing on 12.31.2012
			USD	(Decreases)	USD	USD	USD
				USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	9,778,048,381	(177,050,592)	9,600,997,789	9,098,314,519	(595,293,586)
Shares in affiliated undertakings			9,778,048,381	(177,050,592)	9,600,997,789	9,098,314,519	(595,293,586)

Note 3 – Presentation of the comparative financial data

The comparative figures for the period ending, December 31, 2011 relating to items of balance sheet, profit and loss and the notes to the accounts have been reclassified to ensure comparability with the figures for the year ended December 31, 2012 shown in accordance with the law dated December 10, 2010.

Note 4 - Summary of significant accounting policies

4.1       Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention (except for the use of the fair value option for financial instruments).

4.2       Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

4.3       Financial assets

Shares in affiliated undertakings are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are stated at amortized cost.

Whenever necessary the company conducts impairment test on its fixed assets in accordance with Luxembourg regulations.

Notes to the Accounts (Contd.)

In the case of durable depreciation in value according to the opinion of the Board of Managers, value adjustments are made in respect of fixed assets, so that they are valued at the lower figure to be attributable to them at the balance sheet date. These adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

4.4       Debtors

Amounts owed by affiliated undertakings are stated at amortized cost. Other receivables are valued at nominal value.

Debtors are mainly composed of amounts owed by affiliated undertakings becoming due and payable within one year.

4.5       Cash at bank and in hand

Cash at bank and cash in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

4.6       Non-subordinated debts

Non-subordinated debts are stated at amortized cost. Other creditors are valued at nominal value.

4.7       Provisions for pensions and similar obligations.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest rateably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2012 and 2011, the outstanding liability corresponding to the Program amounts to USD 8,5  million  and USD 5,7 million, respectively.

Note 5 - Capital and reserves

	Subscribed Capital	Share Premium	Legal reserve	Profit or loss brought forward	Result for the financial year	Shareholders' Equity

Balance at December 31, 2011	2,004,743,442	1,414,121,505	200,474,346	6,153,015,199	(20,029,830)	9,752,324,662
Allocation of previous year results (1)	-	-	-	(20,029,830)	20,029,830	-
Payment of dividends (1)	-	-	-	(150,355,758)	-	(150,355,758)
Loss for the year	-	-	-	-	(7,328,634)	(7,328,634)
Balance at December 31, 2012	2,004,743,442	1,414,121,505	200,474,346	5,982,629,611	(7,328,634)	9,594,640,270

(1)     As approved by the Annual General Meeting of Shareholders held on May 2,  2012.

Notes to the Accounts (Contd.)

The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2012 was 2,004,743,442 shares with a par value of USD 1 per share.

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2012, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Intercompany Balances

	December 31, 2012 USD	December 31, 2011 USD
Assets
Debtors
Ternium Solutions A.G.	-	1,284,792
Ternium Investments S.à.r.l.	7,168,245	14,566
	7,168,245	1,299,358
Liabilities

Creditors
Ternium Treasury Services S.A. – Argentine branch		187,869
Siderar S.A.I.C.	598,847	771,689
Ternium Solutions A.G.	2,610,614	6,283,300
	3,209,461	7,242,858
Borrowings
Ternium Investments S.à.r.l.	-	12,226,405
	3,209,461	19,469,263

Note 8 – Taxes

For the period ended December 31, 2012 the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum Net Wealth Tax.

As of December 31, 2010, the Company was subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929. On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme).

Note 9 – Other Operating Charges

	December 31, 2012	December 31, 2011
	USD	USD
Services and fees	25,774,095	28,708,941
Board of director`s accrued fees	1,160,000	1,160,000
Other expenses	132,487	142,857
Total	27,066,582	30,011,798

Notes to the Accounts (Contd.)

Note 10 – Dividend Income

During the period, the Company has received a dividend from Ternium Investments S.à r.l. amounting USD 20.000.000.

Note 11 – Parent Company

As of December 31, 2012, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Note 12 – Subsequent event

On February 4, 2013, the Company announced that it was made aware by Tenaris S.A. (Tenaris) of the filing of a lawsuit in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.àr.l., its subsidiary Siderar, and Confab Industrial S.A. (Confab), a Brazilian subsidiary of Tenaris. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012.

As informed by Tenaris, the CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%. None of the Ternium subsidiaries named in the CSN lawsuit has yet been properly notified of the claims.

Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, Ternium will defend itself vigorously.

Pablo Brizzio

Chief Financial Officer

Ternium S.A.

IMPORTANT ANNUAL MEETING INFORMATION

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Annual Meeting Proxy Card

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Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. New York Time on April 26, 2013)

     The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 1, 2013, at the Annual General Shareholders’ Meeting of the Company to be held on May 2, 2013, at 2:30 p.m. (Luxembourg Time) at 29, Avenue de la Porte-Neuve, L-2227, Luxembourg, and at any adjournment or postponement thereof, as specified on the reverse side. If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities.

NOTES:

1. Please direct the Depositary how to vote by placing an X in the appropriate box opposite the resolutions on the reverse side

(Continued and to be marked, dated and signed, on the other side)